P.E. 2/1/02

02014531

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECD S.E.C
FEB 1 4 2002
1086

FORM 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the Securities Act of 1934

For the month of February, 2002

Bank of Chile
(Translation of Registrant's name into English)

Chile
(Jurisdiction of incorporation or organization)

PROCESSED
FEB 2 1 2002
THOMSON FINANCIAL

Ahumada 251
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____.)

WP

BANCO DE CHILE
REPORT ON FORM 6-K

Attached are the following press releases issued by Banco de Chile to its shareholders, clients, the Chilean Superintendency of Banks and the public in general:

1. Banco de A. Edwards 2001 Fourth-Quarter and Year End Results.
2. Banco de A. Edwards consolidated financial information.
3. Banco de A. Edwards and subsidiaries' report on the consolidated financial statements for the years ended December 31, 2001 and 2000.
4. Banco de Chile 2001 Fourth-Quarter and Year End Results.
5. Banco de Chile consolidated financial information.
6. Banco de Chile and subsidiaries' consolidated financial statements as of December 31, 2001 and 2000.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 14, 2002

Banco de Chile

By: Julio Guzmán Herrera
Acting General Manager

BANCO EDWARDS

www.mundoedwards.com

FOR IMMEDIATE RELEASE

Contacts:

Ricardo Morales
Banco de Chile
(56-2) 388 4901
rmorales@bancochile.cl

Jacqueline Barrio
Banco de Chile
(56-2) 388 3720
jbarrio@bancochile.cl

Banco Edwards Announces 2001 Fourth-Quarter and Year End Results

Santiago, Chile, February 14, 2002 -- Banco Edwards, a Chilean commercial bank focused on providing a broad range of financial services to corporations and individuals, today announced results for the fourth quarter and year ended December 31, 2001. The results have been prepared in accordance with Chilean GAAP on an unaudited, consolidated basis. All figures are expressed in constant Chilean pesos as of December 31, 2001, unless otherwise stated. Therefore, all growth is in real terms.

Net income for 2001 was Ch$10,103 million (equivalent to Ch$1.37/Edwards share or US$0.34/Edwards ADS or Ch$0.44/Chile F share), an increase of 208.4% compared with the net income of Ch$3,276 million recorded during 2000. In addition, during the fourth quarter of 2001, the Bank registered a net loss of Ch$4,234 million, as compared to the net income of Ch$4,105 million reported in the same quarter of 2000.

2001 Selected Financial Data

	2000	2001	% Change	4Q00	4Q01	% Change
Income Statement (Millions, Chilean pesos)						
Operating Revenue	134,515	150,968	12.2%	37,355	34,411	(7.9)%
Provision for loan losses	(36,427)	(44,661)	22.6%	(7,029)	(10,341)	47.1%
Operating Expenses	(87,128)	(97,402)	11.8%	(24,852)	(29,347)	18.1%
Net Income	3,276	10,103	208.4%	4,105	(4,234)	-
Earning per Share (Chilean pesos)						
Net income per Share	0.44	1.37	208.4%	0.56	(0.57)	-
Book value per Share	31.3	32.4	3.6%	31.3	32.4	3.6%
Balance Sheet (Millions, Chilean pesos)						
Loan Portfolio	2,342,889	2,218,508	(5.3)%	2,342,889	2,218,508	(5.3)%
Total Assets	2,914,576	2,896,470	(0.6)%	2,914,576	2,896,470	(0.6)%
Shareholders' Equity	230,949	239,371	3.6%	230,949	239,371	3.6%
Total Capital / Risk Adjusted Assets	10.8%	12.6%	-	10.8%	12.6%	-
Profitability Ratios						
ROAA	0.12%	0.34%	-	0.57%	(0.55)%	-
ROAE	1.5%	4.3%	-	7.2%	(7.0)%	-
Net Interest Margin	4.4%	4.6%	-	4.5%	2.7%	-
Efficiency ratio	64.8%	64.5%	-	66.5%	85.3%	-
Asset Quality Ratios						
Past Due Loans / Total Loans	2.82%	3.30%	-	2.82%	3.30%	-
Allowances for Loan Losses / Total Loans	3.41%	4.22%	-	3.41%	4.22%	-
Allowances for Loan Losses / Past Due Loans	120.9%	127.9%	-	120.9%	127.9%	-

2001 Highlights

The Bank

- **Merger Related Information.**

  Following the already announced propose of merger with Banco de Chile in previous releases, in the shareholders meeting of Banco de Chile held on December 6th, 2001 and in Banco de A. Edwards' shareholders meeting held on December 18th, 2001, the merger by incorporation of Banco de A. Edwards into Banco de Chile was agreed upon and approved (with 82.50% and 89.72% of the voting rights, respectively, in favor of the merger), effective January 1st, 2002. The Superintendency of Banks and Financial Institutions approved the agreements reached in the shareholders meetings of both banks on December 21st, 2001. Pursuant to the agreements of the shareholders meetings, total assets, liabilities and equity of Banco de A. Edwards, were incorporated into Banco de Chile and Banco de A. Edwards was dissolved with no need of liquidation.

  To comply with the merger agreement adopted in the shareholders meeting of both, Banco de A. Edwards and Banco de Chile, the latter increased its capital in the amount of Ch$218,086,462,964 by issuing 23,147,126,425 "Banco de Chile F shares", to be distributed among the shareholders of Banco de A. Edwards, at a rate of 3.135826295 "Banco de Chile F shares" for each Banco de A. Edwards share. It was agreed to establish the 4th of January, 2002, as the date for the exchange of the shares of Banco de A. Edwards for the new shares Banco de Chile – F, previously indicated.

  To respond to Banco de A. Edwards's ADS program, Banco de Chile, launched an American Depositary Share (ADS) program traded on the NYSE (under the symbol BCH). Under the terms of the merger, for each Banco de A. Edwards ADS owned, holders received 0.862352231125 Banco de Chile ADSs. JPMorgan is serving as ADR exchange agent in this transaction. The Banco de Chile ADSs (representing Banco de Chile F shares) will have the same rights as the Banco de Chile common stock, except that they will entitle holders to receive dividends in 2002 only with respect to Banco de A. Edwards' 2001 income. Once these dividends are declared and paid, Banco de Chile F shares will automatically be converted into shares of Banco de Chile common stock.

- **Loan Portfolio.** As of December 2001, the Bank's loan portfolio, net of interbank loans, amounted to Ch$2,213,459 million, a 5.1% decrease over the previous twelve-month period. As a result, the Banks' market share reached 7.4% as of December 31, 2001.

- **Fee income Strong growth.** Fee income expanded strongly by 47.4% to Ch$25,487 million during year 2001 from Ch$17,286 million in year 2000. This positive result was mainly a consequence of the successful Bank's new pricing strategy implemented since the second half of 2000.

- **Subsidiaries Net Income.** Total net income from subsidiaries, amounted to Ch$3,959 million in 2001, a 34.2% increase compared to the Ch$2,950 million registered in 2000 (net of minority interest and excluding leasing company). As a whole, subsidiaries' contribution represented 39.2% of the Bank's total net income as of December 31, 2001.

- **Banedwards Securitizadora.** During the fourth quarter of 2001, the securitization subsidiary performed its first securitization transaction (mortgage backed securities) for an amount of UF 1,546,000, held mainly by institutional investors such as Pension Fund Administrators and Insurance Companies. The issuance was composed by five series: two rated as triple-A with a 7 year term and 5.95% discount rate; two rated as double-A, with a 25 year term and 6.84% discount rate; and the last one rated as C, with a 25 year term and 7.90% discount rate.

- **Banedwards Investment Fund.** Banedwards Investment Fund launched, during the fourth quarter of 2001, a new investment fund "Capital Trust", oriented to both individuals and companies. The innovative characteristic of this fund is that it allows investors to eventually benefit from the increases recorded in the American stock market (profitability depending on the Standard & Poor' 500 index), while limiting the exposure of these investments if the market goes down. In this case, a minimum amount equivalent to the initial nominal investment is guaranteed, and received after two years of permanence. The fund carried out its first transaction last December for an amount of Ch$6,000 million (US$9.1 million).

Financial System.

- **Loan Growth Showed a Slight recovery.** During 2001, the financial system's total loan portfolio reached US$46,130 million, representing a 4.6% increase over the last twelve-month period, showing a slight recovery in comparison to the 4.3% growth observed during 2000. The 2001 loan growth was mainly fueled by commercial loans, foreign trade loans and mortgage loans.

- **Net Income Recorded a Significant Increase.** The financial system's net income recorded a significant 39.9% increase, to Ch$568,015 million (US$866 million) as of December 31, 2001 from Ch$405,902 million (US$619 million) as of December 31, 2000, mainly due to higher interest revenue and fee income, a decrease in provisions for loan losses and higher capital gains on the trading portfolio after successive reductions of the local interest rates. Regarding higher net interest revenue, the annual increase was mostly attributable to the expansion of average interest earning assets. As a result, both, the annualized return on average shareholder's equity and the annualized return on average assets increased to 15.9% and 1.2% in 2001 from 12.6% and 1.0% in 2000, respectively.

- **Stabilized Credit Quality.** The ratio of past due loans to total loans as of December 31, 2001 reached 1.6%, a slight decrease from the 1.7% of December 31, 2000, while the ratio of allowances to total loans declined to 2.7% in 2001, from 2.9% in 2000. At the same time, the coverage ratio increased to 166% as of December 31, 2001 from 161% as of December 31, 2000.

2001 Fourth-Quarter and Year- End Consolidated Results

NET INCOME

Net income for 2001 totaled Ch$10,103 million (US$15.4 million), a significant improvement compared to the net income of Ch$3,276 million registered in 2000 (US$5.0 million). The 208% increase in results during the year was mainly explained by an increase in operating revenues and lower charge-offs on assets received in lieu of payment, which more than offset higher operating expenses and the establishment of voluntary provisions. On the other hand, the net loss of Ch$4,234 million registered in the fourth quarter of 2001, compared to the net income of Ch$4,105 million during the fourth quarter of the prior year, was largely a consequence of non-recurring charges relative to the merger, reflected mainly in operating expenses and in voluntary provisions.

Net income for 2001 resulted in a 0.34% annualized return on average assets (ROAA) and a 4.3% annualized return on average shareholders' equity (ROAE), compared to 0.12% and 1.5%, for 2000, respectively. Regarding the fourth quarter 2001 figures, annualized return on average assets reached (0.55)%, while annualized return on average shareholders' equity reached (7.0)% versus 0.57% and 7.2%, respectively for the fourth quarter of the prior year.

Net Income (in millions of Chilean pesos, except for percentages)

	2000	**2001**	**% Change**	**4Q00**	**4Q01**	**% Change**
Bank[1]	325	6,144	1,790.5%	3,421	(5,376)	-
Stock Brokerage	1,632	1,455	(10.8)%	265	198	(25.3)%
Mutual Fund	1,064	959	(9.9)%	240	156	(35.0)%
Insurance Brokerage	532	791	48.7%	207	149	(28.0)%
Investment Fund	(52)	(90)	73.1%	(7)	(16)	128.6%
Financial Advisory	54	180	233.3%	31	262	745.2%
Factoring	(281)	473	-	(54)	153	-
Securitization	2	191	-	2	240	-
Total Net Income	**3,276**	**10,103**	**208.4%**	**4,105**	**(4,234)**	-

[1] Includes leasing operations and minority interests (since the third quarter of 2000, leasing operations are being granted by the Bank).

Net income from subsidiaries totaled Ch$3,959 million during year 2001, a 34.2% growth compared to the Ch$2,951 million registered in 2000 (excluding the Leasing Company and minority interest). In addition, during the fourth quarter of 2001, net income from subsidiaries increased 66.9% to Ch$1,142 million from Ch$684 million in the same quarter of 2000.

The annual increase was driven primarily by higher earnings coming from the Factoring subsidiary, and, to a lesser extent, by the better performance of the Insurance Brokerage, the Securitization and the Financial Advisory subsidiaries.

The Factoring subsidiary accumulated a net income of Ch$473 million in 2001 versus a net loss of Ch$281 million as of December 31, 2000. The negative result during 2000 was closely related to the Factoring's start-up stage, since the company initiated its operations during the second quarter of 2000. In addition, it is worth mentioning that during 2001 the Factoring subsidiary achieved strong results, as higher operating revenues more than offset higher operating expenses associated to the severance compensations related to merger process. In terms of loan portfolio, the Factoring outstanding loans reached a volume of approximately Ch$11,300 million as of December 31, 2001, compared to approximately Ch$9,100 million in the prior year.

Higher results obtained by the Insurance Brokerage subsidiary during 2001 reflected principally an increase in fee income, as a consequence of successful marketing campaigns and the launching of innovative products during the year, as well as lower operating expenses.

The Securitization subsidiary which constitution was authorized in September 2000, by the Superintendency of Securities and Insurance, performed its first securitization transaction during the fourth quarter of 2001, transaction (mortgage backed securities) for an amount of UF 1,546,000, which implied a recognition of fee income for an amount of Ch$313 million.

The Financial Advisory's improved results for 2001 were largely the consequence of an increase in fee income generated mainly during the fourth quarter of the year. Fee income was associated to the arrangement of two syndicated loans, the management of an important acquisition and, the closing of an agreement between several banks to finance an important construction project. It is worth noting that higher income from services more than offset higher personnel salaries expenses related to severance compensations paid as a consequence of the merger.

Mutual Fund's net income decreased by 9.8% during 2001, mostly due to a decline in fee income explained by a change in the composition of funds under management towards fixed income funds, which generate lower margins as compared to variable income funds. The Stock brokerage subsidiary's net income also dropped by a 10.8% during 2001 relative to 2000. This decrease responded to both, higher gains on sales of financial instruments registered during year 2000, and higher personnel salaries expenses (severance compensations) paid mainly during the fourth quarter of 2001 as a consequence of the merger.

As a whole, the 66.9% increase in the subsidiaries' net income to Ch$1,142 million in the fourth quarter of 2001 from Ch$684 million in the same quarter of 2000, was mainly fueled by the Financial Advisory, Factoring and Securitization companies, which better results are explained above. It is worth mentioning that the fourth quarter 2001 results were also influenced by the recognition of non-recurring expenses of severance compensations related the merger.

NET INTEREST REVENUE

Net Interest Revenue (in millions of Chilean pesos, except for percentages)						
	2000	**2001**	**% Change**	**4Q00**	**4Q01**	**% Change**
Interest revenue	303,485	276,362	(8.9)%	85,313	59,316	(30.5)%
Interest expense	(195,471)	(155,720)	(20.3)%	(56,806)	(40,676)	(28.4)%
Net Interest Revenue	**108,014**	**120,642**	**11.7%**	**28,507**	**18,640**	**(34.6)%**
Avg. interest earning assets	2,434,486	2,608,074	7.1%	2,558,583	2,734,275	6.9%
Net Interest Margin	4.4%	4.6%	-	4.5%	2.7%	-

Net interest revenue totaled Ch$120,642 million during 2001, an 11.7% increase compared to the Ch$108,014 million registered in 2000. This increase was mainly attributable to the 7.1% expansion in average interest earning assets during the last twelve-months, and, to a lesser extent, to the 19 basis points increase in the net interest margin.

The increase in average interest earnings assets during year 2001 was principally due to the 7.1% increase in the average loan portfolio and, to a lesser extent, to the growth of 3.9% in the average investment portfolio.

The expansion in the Bank's net interest margin (from 4.4% in 2000 to 4.6% in 2001) was mostly explained by:

- An increase in the Bank's loan spreads as a consequence of the Bank's commercial efforts towards fostering higher margin products such as consumer loans, lease contracts and commercial loans denominated in Chilean pesos instead of UF.

- A lower accounting cost attributable to the management of the Bank's foreign currency position through forward contracts and assets/liabilities denominated in local currency, readjusted in accordance with changes in the US exchange rate (which increased the net interest margin and at the same time reduced results shown in the Foreign exchange transaction line). (See Other Operating Income).

- Significant earnings obtained in a derivative transaction (cross currency swap, credit default swap, fixed floating US$ swap) structured by the Bank, jointly with Credit Suisse First Boston Investment Bank during the third quarter of 2001.

It is worth noting that the above mentioned factors were partially offset by the negative impact in the net interest margin during 2001 of the lower inflation rate (from 4.5% in 2000 to 2.6% in 2001) which decreased the profitability associated to the interest earning assets financed by non-interest bearing liabilities.

The 34.6% drop in net interest revenue between the fourth quarter of 2001 and the same quarter of 2000, was attributable to the decline of 173% basis points in the net interest margin. This significant decrease in net interest margin was principally due to the lower accrual earnings associated with the net asset position kept by the Bank in assets/liabilities denominated in local currency, readjusted in accordance with changes in the US exchange rate[2], in a context of significant appreciation of the Chilean peso against the US dollar during the fourth quarter of 2001 versus the depreciation of the Chilean peso against the US dollar during the fourth quarter of 2000 (exchange rate decreased from Ch$696.23 to Ch$656.20 during the fourth quarter of 2001). In addition, net interest margin was negatively impacted by the lower inflation rate during the fourth quarter of 2001 (-0.18% in 4Q01 versus 1.06% in 4Q00), which implied that the Bank earned lower nominal rates on the portion of interest earning assets financed by non-interest bearing liabilities.

LOAN PORTFOLIO

Loan Portfolio by Type of Credit

Loan Portfolio (in millions of Chilean pesos, except for percentages)					
	Dec.00	**Sep.01**	**Dec.01**	**% Change**	
				12-months	**4Q01/3Q01**
Commercial Loans	1,149,935	1,205,185	1,091,076	(5.1)%	(9.5)%
Mortgage Loans	444,873	449,416	455,986	2.5%	1.5%
Consumer Loans	156,534	175,177	179,292	14.5%	2.3%
Foreign trade Loans	191,442	205,635	143,408	(25.1)%	(30.3)%
Contingent Loans	126,891	101,582	83,290	(34.4)%	(18.0)%
Other Outstanding Loans	145,810	109,211	106,379	(27.0)%	(2.6)%
Lease Contracts	52,003	80,643	80,858	55.5%	0.3%
Past-due Loans	66,109	73,261	73,170	10.7%	(0.1)%
Total Loans, net	**2,333,597**	**2,400,110**	**2,213,459**	**(5.1)%**	**(7.8)%**
Interbank Loans	9,292	2,028	5,049	(45.7)%	149.0%
Total Loans	**2,342,889**	**2,402,138**	**2,218,508**	**(5.3)%**	**(7.6)%**

[2] This position is usually hedged, partially or totally, with a net liability position in US dollar. During the fourth quarter of 2001, this position originated significant accounting earnings reflected in the foreign exchange transaction line.

Loan Portfolio by Market Segment[3]

Loan Portfolio (in millions of Chilean pesos, except for percentages)					
	Dec.00	**Sep.01**	**Dec.01**	**% Change**	
				12-months	**4Q01/3Q01**
Individual Banking	**654,324**	**648,486**	**659,901**	**0.9%**	**1.8%**
High Income	541,188	527,400	535,224	(1.1)%	1.5%
Lower Middle Income	113,136	121,086	124,677	10.2%	3.0%
Corporate Banking	**1,679,273**	**1,751,624**	**1,553,558**	**(7.5)%**	**(11.3)%**
Middle market	1,261,824	1,223,620	1,133,289	(10.2)%	(7.4)%
Large corporations[4]	417,449	528,004	420,269	0.7%	(20.4)%
Total Loans, net	**2,333,597**	**2,400,110**	**2,213,459**	**(5.1)%**	**(7.8)%**
Interbank Loans	**9,292**	**2,028**	**5,049**	**(45.7)%**	**149.0%**
Total Loans	**2,342,889**	**2,402,138**	**2,218,508**	**(5.3)%**	**(7.6)%**

The Bank's loan portfolio, net of interbank, reached Ch$2,213,459 million as of December 31, 2001, representing an annual contraction of 5.1% compared to the Ch$2,333,597 million recorded as of December 31, 2000. It is worth mentioning that this decrease was mainly concentrated in the fourth quarter of 2001, period in which the loan portfolio, net of interbank loans, declined by 7.8%.

In terms of volume, the annual and quarterly decline was mainly driven by commercial, foreign trade, contingent and other outstanding loans. However, this decline was partially offset by the growth experienced by lease contracts, consumer and mortgage loans.

The contraction in commercial and foreign trade loans was principally a consequence of the Bank's decision of reducing its exposure in Latin America (mainly from Brasil and Mexico) and also associated to a stricter policy regarding minimum spreads required by the Bank. This policy mainly implied a decrease in loans to large companies having high volumes and low spreads. Regarding the slowdown in contingent loans, it was mainly driven by loans in foreign currency to corporations.

The annual decrease in other outstanding loans was mainly attributable to the sale of mortgages financed by the Bank's general borrowings oriented to high-income individuals during the first half of 2001 for an amount of approximately Ch$22,900 million.

The positive performance of consumer loans and lease contracts during the year was mostly a result of the Bank's commercial efforts to increase higher yielding products. In particular, the increase in consumer loans responded to the successful consumer loan campaigns launched during the year, oriented to high income individuals, promoting attractive consumer loans that included competitive interest rates and insurance coverage.

[3] For purposes of this table, clients were allocated in accordance to internal segment definitions.
[4] Large Corporations include commercial and foreign trade loans granted to foreign Banks.

In terms of segments, the year-over-year decrease of the loan portfolio was principally concentrated in middle market corporations, as a result of the Bank's decision to reduce exposure in higher risk segments. Large corporations increased slightly during the year, however in the fourth quarter of 2001, loans coming from this segment declined importantly. Loans to high income individuals experienced a slight decline during the year due to the previously mentioned sales of mortgage loans. The loan expansion to lower income individuals was principally related to mortgage loans, a low risk type of credit.

Past Due Loans by Type of Credit

Past Due Loans (in millions of Chilean pesos, except for percentages)					
	Dec.00	**Sep.01**	**Dec.01**	**% Change**	
				12-months	**4Q01/3Q01**
Commercial loans	63,722	69,587	69,550	9.1%	(0.1)%
Consumer loans	1,097	1,251	1,258	14.7%	0.6%
Residential mortgage loans	1,290	2,423	2,362	83.1%	(2.5)%
Total Past Due Loans	**66,109**	**73,261**	**73,170**	**10.7%**	**(0.1)%**

Ratios

Allowance[5]/ Past Due Loans	**120.9%**	**122.6%**	**127.9%**	-	-
Past Due Loans / Total Loans	**2.82%**	**3.05%**	**3.30%**	-	-

[5] Includes voluntary provisions for an amount of Ch$4,250 million established during the 4Q01.

Past due loans increased to Ch$73,170 million as of December 31, 2001, from Ch$66,109 million as of December 30, 2000, reaching a 3.30% of total loans, up from 2.82% a year earlier. This increase was mainly explained by higher past due loans related to commercial loans. Regarding the coverage ratio, it rose to 127.9% as of December 31, 2001 from 120.9% as of December 31, 2000, as a result of an annual increase of 17.1% in allowances for loan losses.

During the fourth quarter of 2001, past due loans remained almost unchanged compared to the previous quarter, however, the past due loan ratio experienced a slight increase as a consequence of a decline of 7.6% in the total loan portfolio during the quarter.

FUNDING

Funding (in millions of Chilean pesos, except for percentages)					
	Dec.00	Sep.01	Dec.01	% Change	
				12-months	4Q01/3Q01
Non-interest Bearing Liabilities					
Current Accounts	234,046	226,657	255,269	9.1%	12.6%
Bankers drafts and other deposits	128,148	152,007	113,841	(11.2)%	(25.1)%
Other Liabilities	185,106	156,266	142,431	(23.1)%	(8.9)%
Total	**547,300**	**534,930**	**511,541**	**(6.5)%**	**(4.4)%**
Interest Bearing Liabilities					
Savings & Time Deposits	1,386,603	1,469,427	1,343,991	(3.1)%	(8.5)%
Central Bank Borrowings	2,436	2,123	41,843	1,617.7%	1,870.9%
Repurchase agreements	91,145	157,254	89,467	(1.8)%	(43.1)%
Mortgage Finance Bonds	472,410	487,667	494,269	4.6%	1.4%
Subordinated Bonds	53,175	85,511	85,084	60.0%	(0.5)%
Other Bonds	11,569	9,030	7,933	(31.4)%	(12.1)%
Borrowings from Domestic Inst.	41,721	62,908	19,952	(52.2)%	(68.3)%
Foreign Borrowings	43,066	115,916	35,775	(16.9)%	(69.1)%
Other Obligations	34,202	26,643	27,244	(20.3)%	2.3%
Total	**2,136,327**	**2,416,479**	**2,145,558**	**0.4%**	**(11.2)%**
Total Liabilities	**2,683,627**	**2,951,409**	**2,657,099**	**(1.0)%**	**(10.0)%**

During the fourth quarter of 2001, total liabilities declined by 10.0%, mainly due to the decrease of 11.2% in interest bearing liabilities as a consequence of the 7.6% contraction in the loan portfolio during the analyzed period.

The 11.2% decrease in total interest bearing liabilities was principally driven by lower levels of time deposits (coming mainly from corporate clients), repurchase agreements and foreign borrowings. In particular, the decline in foreign borrowings was closely related to the Bank's decision of reduce exposure in Latin America, thus reducing commercial and foreign trade loans.

On the other hand, the 4.4% decrease in non-interest bearing liabilities during the fourth quarter of 2001 was mainly due to a drop observed in banker's drafts and in other liabilities, partially offset by an increase in current account balance. The decrease in other liabilities was driven by a decline in contingent liabilities such as stand-by letters of credits as a consequence of the decline in foreign trade loans. The increase in current accounts was related to higher balances maintained mainly by corporate clients, and, to a lesser extent, by high-income individuals, influenced in part by the decrease experienced by inflation rate during the fourth quarter of 2001.

The slight decrease observed in total liabilities year over year was due to a decline in non-interest bearing liabilities as total interest bearing liabilities remained stable. By far, the most significant components of the decline in non- interest bearing liabilities were the decline in other liabilities and bankers draft, mentioned also in the quarterly explanation. Regarding total interest bearing liabilities, the decrease in time deposits and in borrowings from domestic financial institutions during the year were offset by higher central bank borrowings and subordinated bonds. It is worth noting that subordinated bonds increase was explained by the issuance of two series of bonds for an aggregate amount of approximately Ch$31,630 million (nominal) during the first quarter of 2001.

INVESTMENT PORTFOLIO

As of December 31, 2001, the Bank's investment portfolio reached Ch$360,397 million, a decrease of 6.6% compared to the Ch$385,816 million as of September 30, 2001, mainly due to the reduction of the Bank's exposure to Latin American investment grade securities as these investments reached their maturity.

At the end of 2001, the Bank's investment portfolio represented 12.4% of total assets, composed principally by instruments issued by the Chilean Central Bank (64%), securities from international issuers (14.4%), time deposits issued by domestic institutions (5.8%) and investments purchased under agreements to resell (5.6%).

ASSETS RECEIVED IN LIEU OF PAYMENT

As of December 31, 2001, the Bank's assets received in lieu of payment (net of Ch$720 million of allowances) amounted to Ch$24,392 million, an annual increase of 81.2% and a quarterly increase of 3.3%. Both increases were mainly explained by residential and industrial properties as a result of the strict application of the Bank's collection policies for overdue loans.

PROVISIONS FOR LOAN LOSSES

Allowances and Provision for Loans Losses (in millions of Chilean pesos, except for percentages)						
	2000	**2001**	**% Change**	**4Q00**	**4Q01**	**% Change**
Allowances at the beginning of each period	**78,280**	**79,957**	**2.1%**	**83,328**	**89,789**	**7.8%**
Price-level restatement	(3,482)	(2,405)	(30.9)%	(1,279)	(802)	(37.3)%
Charge-off	(31,268)	(28,617)	(8.5)%	(9,121)	(5,732)	(37.2)%
Provisions established, net[6]	36,427	44,661	22.6%	7,029	10,341	47.1%
Allowances at the end of each period[6]	**79,957**	**93,596**	**17.1%**	**79,957**	**93,596**	**17.1%**
Provisions for Loans Losses[6]	**(36,427)**	**(44,661)**	**22.6%**	**(7,029)**	**(10,341)**	**47.1%**

Ratios

Allowance for loan losses[6] / Total loans	3.41%	4.22%	-	3.41%	4.22%	-
Risk Index	2.89%	3.49%	-	2.89%	3.49%	-
Provisions for loan losses[6] / Avg. Loans	1.70%	1.94%	-	1.23%	1.79%	-
Charge-offs / Avg. Loans	1.46%	1.24%	-	1.61%	0.99%	-
Recoveries / Avg. Loans	0.17%	0.26%	-	0.27%	0.32%	-

[6] Includes voluntary provisions for an amount of Ch$4,250 million established during the 4Q01.

Provisions for loan losses amounted to Ch$44,661 million as of December 31, 2001, a 22.6% increase in comparison to Ch$36,427 million recorded as of December 31, 2000. This annual increase was largely explained by:

(i) higher provisions for loan losses on commercial loans mainly as a consequence of the downgrade from B- to C in the risk category of loans related to one client in the telecommunication sector, which implied the establishment of additional allowances for an amount of approximately Ch$7,641 million in the third quarter of 2001, and,

(ii) voluntary provisions constituted during the fourth quarter of 2001 for an amount of Ch$4,250 million, required by the Central Bank of Chile as a condition for the merger with Banco de Chile.

The Bank's risk index increased to 3.49% as of December 31, 2001 from 2.89% as of December 31, 2000, while provisions for loan losses as percentage of average total loans climbed to 1.94% from 1.70% during the same periods.

INCOME FROM SERVICES, NET

Income from Services (in millions of Chilean pesos, except for percentages)						
	2000	**2001**	**% Change**	**4Q00**	**4Q01**	**% Change**
Composition by Company						
Bank[7]	8,624	15,858	83.9%	3,396	4,161	22.5%
Finandes	1,293	1,688	30.5%	324	445	37.3%
Mutual Fund	3,221	2,941	(8.7)%	822	766	(6.8)%
Financial Advisory	572	932	62.9%	169	686	305.9%
Insurance Brokerage	1,987	2,086	5.0%	606	453	(25.2)%
Stock Brokerage	1,455	1,484	2.0%	337	366	8.6%
Investment Fund	65	9	(86.2)%	1	9	800.0%
Factoring	69	176	155.1%	41	54	31.7%
Securitization	-	313	-	-	313	-
Total Income from services, net	**17,286**	**25,487**	**47.4%**	**5,696**	**7,253**	**27.3%**

7 Considers fees from high income individuals, middle market and large companies.

Fee income expanded by 47.4% to Ch$25,487 million during year 2001 from Ch$17,286 in year 2000. This significant growth during 2001 was mainly a consequence of the Bank's decision to implement a new pricing strategy since the second half of 2000. This strategy implied an important increase of 120.6% in fees coming from current accounts and credit lines (overdraft fees and fees associated with the maintenance of lower volumes in current accounts). Also credit card' fees which increased 121.3% during the year were positively impacted by the mentioned fee income plan which resulted in higher charges for credit card administration since the first quarter of 2001. In addition, higher collection and consumer loans' fees were recorded during 2001, in part associated to promotional campaigns launched during the year.

Concerning Finandes (Consumer Division), the annual increase in fees was principally attributable to higher fees coming from the electronic checkbooks called "Cuenta Más".

In terms of subsidiaries, the principal contributors to the annual growth in fee income were Financial Advisory and Securitization subsidiaries and, to a lesser extent, the Factoring and Insurance Brokerage subsidiaries. As we already mentioned, the Financial Advisory's fees were mainly associated to the arrangement of two syndicated loans, the management of an important acquisition and, an arrangement of an agreement between several banks to finance an important construction project (during the fourth quarter of 2001), while the Securitization fees resulted from its first securitization transaction (mortgage backed securities) which implied a fee income of Ch$313 million.

Regarding the 27.3% fee income increase during the fourth quarter of 2001, compared to the year earlier period, it was mainly driven by higher checking accounts and credit lines fees and higher Financial Advisory and Securitization related fees analyzed in the above paragraph.

Fee Income Evolution by Quarter
(million of constant Chilean pesos)



8,000
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
3,332
3,739
4,786
5,696
5,992
6,380
6,180
7,253
1Q00
2Q00
3Q00
4Q00
1Q01
2Q01
3Q01
4Q01

OTHER OPERATING INCOME, NET

Other operating income (in millions of Chilean pesos, except for percentages)						
	2000	**2001**	**% Change**	**4Q00**	**4Q01**	**% Change**
Gain on sales of financial instruments, net	2,366	2,580	9.0%	490	(61)	-
Foreign exchange transactions, net	6,849	2,259	(67.0)%	2,662	8,579	222.3%
Total other operating income	**9,215**	**4,839**	**(47.5)%**	**3,152**	**8,518**	**170.2%**

The Bank's Other Operating Income declined to Ch$4,839 million (US$ 7.4 million) during 2001 from Ch$9,215 million (US$14.0 million) during 2000, mainly as a consequence of the decrease in foreign exchange transactions. However, during the fourth quarter of 2001, the amount showed by foreign exchange transactions was considerably ahead of the amount recorded during the fourth quarter of 2000, implying thus an increase in Other Operating Income between those periods.

The annual decrease in foreign exchange transactions during 2001, as compared to 2000 was mainly attributable to:

(i) The Bank's decision to maintain a higher net liability position in US[8] dollars, in a context of an important depreciation of the Chilean peso against the US dollar.

(ii) Lower accrual earnings experienced by the UF-US$ forward contracts due to the lower inflation rate (the annual change experienced by the UF index was 4.7% in 2000 and 3.1% in 2001).

[8] It is worth mentioning that any asset / liability position in foreign currency that the Bank takes is usually hedged, totally or partially, with assets / liabilities denominated in Chilean pesos and readjusted in accordance with changes in the US exchange rate (this readjustment is accounted for in the interest revenue line).

It is worth mentioning that the management of the Bank's foreign currency financial position through forward contracts and assets/liabilities denominated in local currency, readjusted in US dollars in accordance with changes in the US exchange rate, originates accounting asymmetries which distort both the net interest revenue and the foreign exchange transaction lines. Therefore, the amount shown in this line does not adequately reflect the financial results associated with the management of the foreign exchange position.

Concerning the slight increase in gains on sales of financial instruments during 2001 relative to 2000, it was mainly influenced by gains recorded during the year from the sale of mortgage loans financed by the Bank's general borrowings.

Regarding the significant increase in Other Operating Income during the fourth quarter of 2001, compared to the same period of 2000, it was mainly driven by the increase in foreign exchange transactions. The increase responded to the Bank's decision to maintain a higher net liability position in US[8] dollars, in a context of appreciation of the Chilean peso against the US dollar during the fourth quarter of 2001.

OTHER INCOME AND EXPENSES

The Bank's Other Income and Expenses amounted to Ch$7,075 million in 2001, figure considerably ahead of the Ch$(1,146) million posted in 2000. Other income and expenses expansion during the year was mainly attributable to a significant reduction in charge-offs on assets received in lieu of payment, and, to a lesser extent to higher recoveries of loans previously charged off during 2001 (mainly from commercial and Finandes loans).

Regarding the higher Other Income and Expenses registered in the fourth quarter of 2001 compared to the fourth quarter of 2000, it responded mainly to: (i) higher recovery of consumer loans previously charged-off (principally related to lower income individuals) and (ii) earnings related to the recognition of deferred taxes arising as a consequence of the increase in the first category tax rates since 2002 (It is worth noting that the Bank has a net asset position in deferred taxes composed mainly by temporary differences in global provisions for loan losses).

OPERATING EXPENSES

Operating expenses (in millions of Chilean pesos, except for percentages)						
	2000	**2001**	**% Change**	**4Q00**	**4Q01**	**% Change**
Personnel salaries and expenses	(41,487)	(47,947)	15.6%	(10,697)	(15,029)	40.5%
Administrative and other expenses	(39,198)	(40,030)	2.1%	(12,050)	(11,791)	(2.1)%
Depreciation and amortization	(6,443)	(9,425)	46.3%	(2,105)	(2,527)	20.0%
Total operating expenses	**(87,128)**	**(97,402)**	**11.8%**	**(24,852)**	**(29,347)**	**18.1%**

Efficiency ratio*	**64.8%**	**64.5%**	**-**	**66.5%**	**85.3%**	**-**
Efficiency ratio**	60.0%	58.3%	-	60.9%	77.9%	-

*Operating expenses/Operating revenues
**Excluding amortization and depreciation

During year 2001, the Bank's operating expenses grew by 11.8% to Ch$97,402 million (US$148.4 million), mainly due to merger related extraordinary personnel and administrative expenses, which were mostly charged during the fourth quarter of 2001, and, to a lesser extent, to higher depreciation and amortization expenses. Excluding the merger related expenses, operating expenses would have increased by 4.5% during year 2001.

Expansion in personnel salaries rose by 15.6% during the year, reflecting mainly higher severance payments. This item amounted approximately to Ch$4,700 million in merger related expenses during 2001. On the other hand, year-on-year growth of 2.1% in administrative and other expenses was also due to merger related expenses which amounted to approximately Ch$1,750 million, and were mostly associated to external advisories (accounting, legal, outplacement, etc.), technological expenses related to computer equipment and software development and higher refurbish, maintenance and rental expenses associated to branches.

In addition, the increase in depreciation and amortization expenses during 2001, compared to 2000 was mainly associated to higher computer equipment depreciation related to the acquisition and upgrade of ATMs, servers and personal computers during 2000 and to higher amortization of software development related mainly to the Bank's web site.

Regarding the efficiency ratio, it remained almost stable during the year reaching a 64.5% as of December 31, 2001 as a result of the strong increase in operating revenues which more than offset the increase in operating expenses. Excluding the merger costs, the efficiency ratio would have been 60.3% during 2001.

LOSS FROM PRICE- LEVEL RESTATEMENT

Loss from price-level restatement amounted to Ch$4,173 million (US$6.36 million) in 2001 compared to Ch$7,199 million (US$11.0 million) in 2000. This decrease was principally attributable to: (i) the decline experienced by the inflation rate during 2001 relative to the previous year (the inflation rate used for adjustment purposes dropped to 3.1% in 2001 from 4.7% in 2000), and (ii) the 8.8% increase in non-monetary assets composed primarily by fixed assets and assets received in lieu of payment. The decline in loss from price-level restatement during the fourth quarter of 2001 compared to the fourth quarter of 2000, was explained by the same factors mentioned before (inflation rate used for adjustment purposes decreased to 0.9% in 4Q01 from 1.6% in 4Q00).

INCOME TAXES

Income taxes amounted to Ch$1,704 million for year 2001 compared to a positive Ch$1,026 million during year 2000. The difference between both figures was mainly driven by the higher net income recorded during 2001 compared to the previous year, and the amortization of complementary accounts for effects of deferred taxes accumulated at the beginning of 1999 which reduced income taxes for an amount of approximately Ch$947 million in 2000 and Ch$170 million in 2001.

SHAREHOLDER'S EQUITY

As of December 31, 2001, the Bank's shareholder's equity totaled Ch$239,371 million (US$364.8 million), as compared to Ch$230,949 million (US$351.9 million) as of December 31, 2000, reflecting the higher net income recorded during year 2001. At the end of December 2001, the Bank's Total Capital to Risk-Adjusted Assets ratio (BIS ratio) reached 12.6% and the Basic Capital to Total Assets ratio reached 8.1%, both figures well above the 8% and 3%, respective minimum requirements.

Note: All figures expressed in US dollars (except earnings per ADR) were converted using the exchange rate of Ch$656.2 for US$1.00 as of December 31, 2001. Earnings per ADR were calculated considering the nominal net income and the exchange rate existing at the end of each period.

FORWARD-LOOKING INFORMATION

The information contained herein incorporates by reference statements which constitute "forward-looking statements," in that they include statements regarding the intent, belief or current expectations of our directors and officers with respect to our future operating performance. Such statements include any forecasts, projections and descriptions of anticipated cost savings or other synergies. You should be aware that any such forward-looking statements are not guarantees of future performance and may involve risks and uncertainties, and that actual results may differ from those set forth in the forward-looking statements as a result of various factors (including, without limitations, the actions of competitors, future global economic conditions, market conditions, foreign exchange rates, and operating and financial risks related to managing growth and integrating acquired businesses), many of which are beyond our control. The occurrence of any such factors not currently expected by us would significantly alter the results set forth in these statements.

Factors that could cause actual results to differ materially and adversely include, but are not limited to:

- changes in general economic, business or political or other conditions in Chile or changes in general economic or business conditions in Latin America;
- changes in capital markets in general that may affect policies or attitudes toward lending to Chile or Chilean companies;
- unexpected developments in certain existing litigation;
- increased costs;
- unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms; and

You should not place undue reliance on such statements, which speak only as of the date that they were made. Our independent public accountants have not examined or compiled the forward-looking statements and, accordingly, do not provide any assurance with respect to such statements. These cautionary statements should be considered in connection with any written or oral forward-looking statements that we may issue in the future. We do not undertake any obligation to release publicly any revisions to such forward-looking statements after completion of this offering to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

-- Financial Tables Follow --

BANCO DE A. EDWARDS
CONSOLIDATED STATEMENTS OF INCOME (Under Chilean GAAP)

(Expressed in millions of constant Chilean pesos (MCh$) as of December 31, 2001 and millions of US dollars (MUS$))

	Quarters				% Change		Year ended			% Change
	4Q00 MCh$	3Q01 MCh$	4Q01 MCh$	4Q01 MUS$	4Q01-4Q00	4Q01-3Q01	Dec 00 MCh$	Dec 01 MCh$	Dec 01 MUS$	Dec 01-Dec 00
Interest revenue and expense										
Interest revenue	85,313	79,009	59,316	90.4	(30.5) %	(24.9) %	303,485	276,362	421.2	(8.9) %
Interest expense	(56,806)	(37,524)	(40,676)	(62.0)	(28.4) %	8.4 %	(195,471)	(155,720)	(237.3)	(20.3) %
Net interest revenue	**28,507**	**41,485**	**18,640**	**28.4**	**(34.6) %**	**(55.1) %**	**108,014**	**120,642**	**183.8**	**11.7 %**
Provision for loan losses	**(7,029)**	**(16,803)**	**(10,341)**	**(15.8)**	**47.1 %**	**(38.5) %**	**(36,427)**	**(44,661)**	**(68.1)**	**22.6 %**
Income from services, net										
Income from services	6,903	7,388	8,471	12.9	22.7 %	14.7 %	22,079	30,498	46.5	38.1 %
Services expenses	(1,207)	(1,208)	(1,218)	(1.9)	0.9 %	0.8 %	(4,793)	(5,011)	(7.6)	4.5 %
Income from services, net	**5,696**	**6,180**	**7,253**	**11.1**	**27.3 %**	**17.4 %**	**17,286**	**25,487**	**38.8**	**47.4 %**
Other operating income, net										
Gains on financial instruments, net	490	(561)	(61)	(0.1)	n/a	(89.1) %	2,366	2,580	3.9	9.0 %
Foreign exchange transactions, net	2,662	(3,966)	8,579	13.1	222.3 %	n/a	6,849	2,259	3.4	(67.0) %
Total other operating income, net	**3,152**	**(4,527)**	**8,518**	**13.0**	**170.2 %**	**n/a**	**9,215**	**4,839**	**7.4**	**(47.5) %**
Other income and expenses										
Recovery of loans previously charged-off	1,521	1,464	1,865	2.8	22.6 %	27.4 %	3,691	5,958	9.1	61.4 %
Non-operating income	788	814	1,414	2.2	79.4 %	73.7 %	2,689	5,231	8.0	94.5 %
Non-operating expenses	(1,046)	(1,152)	(1,603)	(2.4)	53.3 %	39.1 %	(7,530)	(4,160)	(6.3)	(44.8) %
Participation in earnings of equity investments	20	(138)	77	0.1	285.0 %	n/a	4	46	0.1	1050.0 %
Total other income and expenses	**1,283**	**988**	**1,753**	**2.7**	**36.6 %**	**77.4 %**	**(1,146)**	**7,075**	**10.8**	**n/a**
Operating expenses										
Personnel salaries and expenses	(10,697)	(11,626)	(15,029)	(22.9)	40.5 %	29.3 %	(41,487)	(47,947)	(73.1)	15.6 %
Administrative and other expenses	(12,050)	(9,537)	(11,791)	(18.0)	(2.1) %	23.6 %	(39,198)	(40,030)	(61.0)	2.1 %
Depreciation and amortization	(2,105)	(2,395)	(2,527)	(3.9)	20.0 %	5.5 %	(6,443)	(9,425)	(14.4)	46.3 %
Total operating expenses	**(24,852)**	**(23,558)**	**(29,347)**	**(44.7)**	**18.1 %**	**24.6 %**	**(87,128)**	**(97,402)**	**(148.4)**	**11.8 %**
Loss from price-level restatement	**(2,459)**	**(899)**	**(1,193)**	**(1.8)**	**(51.5) %**	**32.7 %**	**(7,199)**	**(4,173)**	**(6.4)**	**(42.0) %**
Minority interest in consolidated subsidiaries	**0**	**0**	**0**	**0.0**	**n/a**	**n/a**	**(365)**	**0**	**0.0**	**(100.0) %**
Income before income taxes	**4,298**	**2,866**	**(4,717)**	**(7.2)**	**n/a**	**n/a**	**2,250**	**11,807**	**18.0**	**424.8 %**
Income taxes	**(193)**	**(521)**	**483**	**0.7**	**n/a**	**n/a**	**1,026**	**(1,704)**	**(2.6)**	**n/a**
Net income	**4,105**	**2,345**	**(4,234)**	**(6.5)**	**n/a**	**n/a**	**3,276**	**10,103**	**15.4**	**208.4 %**

BANCO DE A. EDWARDS
CONSOLIDATED BALANCE SHEETS (Under Chilean GAAP)

(Expressed in millions of constant Chilean pesos (MCh$) as of December 31, 2001 and millions of US dollars (MUS$))

ASSETS	Dec 99 MCh$	Dec 00 MCh$	Sep 01 MCh$	Dec 01 MCh$	Dec 01 MUS$	% Change Dec 01-Sep 01	% Change Dec 01-Dec 00
Cash and due from banks							
Noninterest bearing	133,291	199,357	234,957	221,211	337.1	(5.9) %	11.0 %
Interest bearing	36,430	402	99,227	22,709	34.6	(77.1) %	5549.0 %
Total cash and due from banks	**169,721**	**199,759**	**334,184**	**243,920**	**371.7**	**(27.0) %**	**22.1 %**
Financial investments							
Government securities	67,499	62,539	114,048	174,843	266.4	53.3 %	179.6 %
Investments purchase under agreements to resell	28,719	32,694	15,951	20,341	31.0	27.5 %	(37.8) %
Investment collateral under agreements to repurchase	55,143	78,458	153,087	81,248	123.8	(46.9) %	3.6 %
Other investments	133,740	129,722	102,730	83,965	128.0	(18.3) %	(35.3) %
Total financial investments	**285,101**	**303,413**	**385,816**	**360,397**	**549.2**	**(6.6) %**	**18.8 %**
Loans, Net							
Commercial loans	1,114,762	1,149,935	1,205,185	1,091,076	1,662.7	(9.5) %	(5.1) %
Consumer loans	129,912	156,534	175,177	179,292	273.2	2.3 %	14.5 %
Mortgage loans	392,525	444,873	449,416	455,986	694.9	1.5 %	2.5 %
Foreign trade loans	125,810	191,442	205,635	143,408	218.5	(30.3) %	(25.1) %
Interbank loans	14,085	9,292	2,028	5,049	7.7	149.0 %	(45.7) %
Lease contracts	55,831	52,003	80,643	80,858	123.2	0.3 %	55.5 %
Other outstanding loans	142,094	145,810	109,211	106,379	162.1	(2.6) %	(27.0) %
Past due loans	58,937	66,109	73,261	73,170	111.5	(0.1) %	10.7 %
Contingent loans	113,131	126,891	101,582	83,290	126.9	(18.0) %	(34.4) %
Total loans	**2,147,087**	**2,342,889**	**2,402,138**	**2,218,508**	**3,380.7**	**(7.6) %**	**(5.3) %**
Allowance for loan losses	(78,280)	(79,957)	(89,789)	(93,596)	(142.6)	4.2 %	17.1 %
Total loans, net	**2,068,807**	**2,262,932**	**2,312,349**	**2,124,912**	**3,238.1**	**(8.1) %**	**(6.1) %**
Other assets							
Assets received in lieu of payment	10,576	13,462	23,603	24,392	37.2	3.3 %	81.2 %
Bank premises and equipment	48,870	63,602	61,016	59,431	90.6	(2.6) %	(6.6) %
Investments in other companies	1,417	1,398	1,707	1,789	2.7	4.8 %	28.0 %
Other	32,823	70,010	76,534	81,629	124.5	6.7 %	16.6 %
Total other assets	**93,686**	**148,472**	**162,860**	**167,241**	**255.0**	**2.7 %**	**12.6 %**
Total assets	**2,617,315**	**2,914,576**	**3,195,209**	**2,896,470**	**4,414.0**	**(9.3) %**	**(0.6) %**

BANCO DE A. EDWARDS
CONSOLIDATED BALANCE SHEETS (Under Chilean GAAP)
(Expressed in millions of constant Chilean pesos (MCh$) as of December 31, 2001 and millions of US dollars (MUS$))

LIABILITIES & SHAREHOLDERS' EQUITY	Dec 99 MCh$	Dec 00 MCh$	Sep 01 MCh$	Dec 01 MCh$	Dec 01 MUS$	% Change Dec 01-Sep 01	% Change Dec 01-Dec 00
Deposits							
Current accounts	217,374	234,046	226,657	255,269	389.0	12.6 %	9.1 %
Bankers drafts and other deposits	64,888	128,148	152,007	113,841	173.5	(25.1) %	(11.2) %
Saving accounts and time deposits	1,303,160	1,386,603	1,469,427	1,343,991	2,048.1	(8.5) %	(3.1) %
Total deposits	**1,585,422**	**1,748,797**	**1,848,091**	**1,713,101**	**2,610.6**	**(7.3) %**	**(2.0) %**
Borrowings							
Central Bank borrowings	2,959	2,436	2,123	41,843	63.8	1870.9 %	1617.7 %
Securities sold under agreements to repurchase	68,331	91,145	157,254	89,467	136.3	(43.1) %	(1.8) %
Mortgage finance bonds	410,561	472,410	487,667	494,269	753.2	1.4 %	4.6 %
Subordinated bonds	54,582	53,175	85,511	85,084	129.7	(0.5) %	60.0 %
Other bonds	15,829	11,569	9,030	7,933	12.1	(12.1) %	(31.4) %
Borrowings from domestic financial institutions	74,224	41,721	62,908	19,952	30.4	(68.3) %	(52.2) %
Foreign borrowings	21,055	43,066	115,916	35,775	54.5	(69.1) %	(16.9) %
Other obligations	22,359	34,202	26,643	27,244	41.5	2.3 %	(20.3) %
Total borrowings	**669,900**	**749,724**	**947,052**	**801,567**	**1,221.5**	**(15.4) %**	**6.9 %**
Other liabilities							
Contingent liabilities	112,907	126,693	101,464	83,177	126.8	(18.0) %	(34.3) %
Other	17,634	58,413	54,802	59,254	90.3	8.1 %	1.4 %
Total other liabilities	**130,541**	**185,106**	**156,266**	**142,431**	**217.1**	**(8.9) %**	**(23.1) %**
Minority interest in consolidated subsidiaries	**3,846**	**0**	**0**	**0**	**0.0**	n/a	n/a
Shareholders' equity							
Capital and Reserves	234,728	227,673	229,334	229,268	349.4	(0.0) %	0.7 %
Net income for the year	(7,122)	3,276	14,466	10,103	15.4	(30.2) %	208.4 %
Total shareholders' equity	**227,606**	**230,949**	**243,800**	**239,371**	**364.8**	**(1.8) %**	**3.6 %**
Total liabilities & shareholders' equity	**2,617,315**	**2,914,576**	**3,195,209**	**2,896,470**	**4,414.0**	**(9.3) %**	**(0.6) %**

5:54 PM2/13/2002

BANCO DE A. EDWARDS
SELECTED CONSOLIDATED FINANCIAL INFORMATION

	Quarters			Year ended	
	4Q00	3Q01	4Q01	Dec 00	Dec 01
Earnings per Share					
Net income per Share (Ch$) (1)	0.56	0.32	-0.57	0.44	1.37
Net income per ADS (Ch$) (1)	91.7	52.4	-94.6	73.2	225.8
Net income per ADS (US$) (2)	0.16	0.07	-0.14	0.12	0.34
Book value per Share (Ch$) (1)	31.3	33.0	32.4	31.3	32.4
Shares outstanding (Millions)	7,381.5	7,381.5	7,381.5	7,381.5	7,381.5
Profitability Ratios (3)(4)					
Net interest margin	4.5%	6.1%	2.7%	4.4%	4.6%
Fees / Avg. Interest Earnings Assets	0.9%	0.9%	1.1%	0.71%	0.98%
Other Operating Revenues / Avg. Interest Earnings Assets	0.5%	-0.7%	1.2%	0.4%	0.2%
Operating Revenues / Avg. Interest Earnings Assets	5.8%	6.4%	5.0%	5.5%	5.8%
Return on average total assets	0.57%	0.30%	-0.55%	0.12%	0.34%
Return on average shareholders' equity	7.2%	3.9%	-7.0%	1.5%	4.3%
Capital Ratios					
Shareholders equity / total assets	7.9%	7.6%	8.3%	7.9%	8.3%
Basic capital / risk-adjusted assets	9.7%	9.4%	10.3%	9.7%	10.3%
Total capital / risk- adjusted assets	10.8%	11.6%	12.6%	10.8%	12.6%
Credit Quality Ratios					
Past due loans / total loans	2.82%	3.05%	3.30%	2.82%	3.30%
Allowance for loan losses / past due loans	120.9%	122.6%	127.9%	120.9%	127.9%
Allowance for loans losses / total loans	3.41%	3.74%	4.22%	3.41%	4.22%
Provision for loan losses/Avg.Loans	1.23%	2.87%	1.79%	1.70%	1.94%
Risk index	2.89%	3.17%	3.49%	2.89%	3.49%
Operating and Productivity Ratios					
Operating expenses / operating revenue	66.5%	54.6%	85.3%	64.8%	64.5%
Operating expenses / average total assets (3)	3.4%	3.0%	3.8%	3.2%	3.3%
Loans per employee (million Ch$) (1)	797	822	815	797	815
Average Balance Sheet Data (1)(3)					
Avg. Interest earnings assets (million Ch$)	2,558,583	2,716,215	2,734,275	2,434,486	2,608,074
Avg. Assets (million Ch$)	2,883,402	3,094,621	3,106,796	2,735,674	2,963,060
Avg. Shareholders equity (million Ch$)	226,788	241,755	242,685	220,865	234,882
Avg. Loans	2,277,153	2,340,590	2,314,117	2,146,610	2,299,666
Avg. Interest bearing liabilities (million Ch$)	2,132,373	2,302,639	2,327,512	2,031,133	2,193,865
Other Data					
Inflation Rate	1.1%	1.3%	(0.2%)	4.5%	2.6%
Exchange rate (Ch$)	572.68	696.23	656.20	572.68	656.20
Employees	2,939	2,921	2,721	2,939	2,721
Branches	86	86	86	86	86

Notes

(1) These figures were expressed in constant Chilean pesos as of December 31,2001.
(2) These figures were calculated considering the nominal net income, the shares outstanding and the exchange rates existing at the end of each period.
(3) The ratios were calculated as an average of daily balances.
(4) Annualized data.

Banco de A. Edwards and Subsidiaries

Report on the Consolidated Financial Statements
For the years ended December 31, 2001 and 2000

Banco de A. Edwards and Subsidiaries

Contents

Ch$	-	Chilean pesos
MCh$	-	Millions of Chilean pesos
US$	-	United States dollars
ThUS$		Thousands of United States dollars
UF	-	The Unidad de Fomento is a Chilean government inflation-indexed, peso-denominated monetary unit set daily in advance on the basis of the previous month's inflation rate.

BANCO DE A. EDWARDS AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
as of December 31,

ASSETS	2001 MCh$	2000 MCh$
CASH AND DUE FROM BANKS	243,919.7	199,759.1
LOANS:		
Commercial loans	1,091,076.2	1,149,934.6
Foreign trade loans	143,408.5	191,442.7
Consumer loans	179,292.0	156,533.1
Mortgage loans	457,815.8	447,091.2
Leasing contracts	80,857.7	52,002.8
Contingent loans	83,290.3	126,892.6
Other outstanding loans	104,549.0	143,591.0
Past due loans	73,169.6	66,108.4
Total loans	2,213,459.1	2,333,596.4
Allowance for loan losses	(89,346.3)	(79,956.7)
Total loans, net	2,124,112.8	2,253,639.7
OTHER LOANS		
Interbank Loans	5,049.0	9,292.6
Investments purchased under agreements to resell	20,341.2	32,693.8
Total other Loans	25,390.2	41,986.4
INVESTMENTS:		
Government securities	174,842.5	62,539.8
Other financial investments	83,965.3	129,713.4
Investment collateral under agreements to repurchase	81,248.5	78,458.4
Assets held for leasing	4,668.2	11,057.3
Assets received in lieu of payment	24,391.7	13,461.8
Other non financial investments	-	7.5
Total investments	369,116.2	295,238.2
OTHER ASSETS	76,961.3	59,349.3
FIXED ASSETS:		
Premises and equipment	59,431.2	63,602.6
Investments in other campanies	1,788.9	1,397.9
Total long-term assets	61,220.1	65,000.5
Total assets	**2,900,720.3**	**2,914,973.2**

BANCO DE A. EDWARDS AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
as of December 31,

LIABILITIES AND SHAREHOLDERS´ EQUITY	2001 MCh$	2000 MCh$
DEPOSITS AND OTHER LIABILITIES:		
Current accounts	255,269.3	234,046.7
Time deposits	1,351,750.7	1,393,199.1
Other demand and time deposits	109,850.9	124,039.1
Securities sold under agreements to repurchase	89,467.5	91,144.9
Mortgage finance bonds	494,268.9	472,410.3
Contingent liabilities	83,177.3	126,693.5
Total deposits and other liabilities	2,383,784.6	2,441,533.6
BOND ISSUED		
Bonds	7,932.8	11,568.9
Subordinated bonds	85,083.8	53,174.3
Total bonds issued	93,016.6	64,743.2
BORROWINGS		
Central Bank borrowings for refinancing loans	1,992.9	2,436.0
Other liabilities with Banco Central de Chile	39,850.1	-
Borrowings from domestic financial institutions	19,951.9	41,721.4
Foreign borrowings	35,774.7	43,065.6
Other borrowings	26,556.5	33,397.8
Total borrowings	124,126.1	120,620.8
OTHER LIABILITIES	56,171.8	57,128.3
Total liabilities	2,657,099.1	2,684,025.9
VOLUNTARY ALLOWANCES FOR LOAN LOSSES	4,250.0	-
MINORITY INTEREST	-	-
SHAREHOLDERS' EQUITY:		
Capital and reserves	229,268.0	227,672.9
Net income (loss) for the year	10,103.2	3,274.4
Total shareholders´ equity	239,371.2	230,947.3
Total liabilities and shareholders´ equity	**2,900,720.3**	**2,914,973.2**

BANCO DE A. EDWARDS AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
for the periods between January 1 and December 31,

	2001 MCh$	2000 MCh$
OPERATING RESULTS		
Interest revenue	276,883.5	304,736.7
Gains on sales of financial instruments	5,974.7	5,438.1
Commissions and fees earned	30,498.3	22,078.5
Net exchange gains	2,259.5	6,848.6
Other operating revenue	334.6	418.7
Total operating revenue	315,950.6	339,520.6
Interest expense	(155,720.5)	(195,471.6)
Loss on sales of financial instruments	(2,553.8)	(3,791.6)
Commission and fees paid	(5,011.1)	(4,793.1)
Other operating expenses	(1,373.7)	(533.3)
Gross margin	151,291.5	134,931.0
Personnel salaries and expenses	(47,947.1)	(41,487.9)
Administrative and other expenses	(40,029.5)	(39,197.9)
Depreciation and amortization	(9,833.3)	(6,705.6)
Net margin	53,481.6	47,539.6
Provisions for losses on loans and other assets	(41,021.8)	(36,761.9)
Recovery of loans previously charged-off	5,957.9	3,690.8
Total operating income (expenses)	18,417.7	14,468.5
NON OPERATING RESULTS:		
Non operating income	4,908.1	2,275.8
Non operating expenses	(3,141.5)	(6,935.6)
Participation in earnings of equity method investments	45.9	3.7
Loss from price-level restatements	(4,173.3)	(7,199.6)
Income (loss) before income tax	16,056.9	2,612.8
Income tax	(1,703.7)	1,026.1
Income (loss) after income tax	14,353.2	3,638.9
Minority interest	-	(364.5)
Surplus	14,353.2	3,274.4
Voluntary loan losses allowance	(4,250.0)	-
NET INCOME FOR THE YEAR	**10,103.2**	**3,274.4**

Banco de Chile

www.bancochile.cl

FOR IMMEDIATE RELEASE
Contacts:

Ricardo Morales
Banco de Chile
(56-2) 388 4901
rmorales@bancochile.cl

Jacqueline Barrio
Banco de Chile
(56-2) 388 3720
jbarrio@bancochile.cl

Banco de Chile Announces 2001 Fourth-Quarter and Year End Results

Santiago, Chile, February 14, 2002 -- Banco de Chile (NYSE: BCH), a Chilean commercial bank leader on providing general banking services to a diverse customer base that includes large corporations, small and mid-sized companies and individuals, today announced results for the fourth quarter and year ended December 31, 2001. The results have been prepared in accordance with Chilean GAAP on an unaudited, consolidated basis. All figures are expressed in constant Chilean pesos as of December 31, 2001, unless otherwise stated. Therefore, all growth rates are in real terms.

Net income for 2001 was Ch$86,968 (Ch$1.94/share or US$1.77/ADS), an increase of 2.9% compared with Ch$84,498 million recorded during 2000.

2001 Selected Financial Data

	2000	2001	% Change	4Q00	4Q01	% Change
Income Statement (Millions, Chilean pesos)						
Operating Revenue	270,167	272,544	0.9%	70,717	69,192	(2.2)%
Provision for loan losses	(39,483)	(45,887)	16.2%	387	(11,393)	-
Operating Expenses	(145,980)	(148,247)	1.6%	(45,916)	(46,344)	0.9%
Net Income	84,498	86,968	2.9%	21,709	15,732	(27.5)%
Earning per Share (Chilean pesos)						
Net income per Share	1.88	1.94	2.9%	0.47	0.35	(27.5)%
Book value per Share	8.8	8.9	1.0%	8.8	8.9	1.0%
Balance Sheet (Millions, Chilean pesos)						
Loan Portfolio	3,853,378	3,858,820	0.1%	3,853,378	3,858,820	0.1%
Total Assets	5,804,801	6,087,452	4.9%	5,804,801	6,087,452	4.9%
Shareholders' Equity	394,333	398,269	1.0%	394,333	398,269	1.0%
Total Capital / Risk Adjusted Assets	11.3%	12.0%	-	11.3%	12.0%	-
Profitability Ratios (annualized)						
ROAA	1.35%	1.24%	-	1.28%	0.92%	-
ROAE	23.6%	23.8%	-	24.6%	17.9%	-
Net Interest Margin	4.2%	3.8%	-	4.1%	2.9%	-
Efficiency ratio	54.0%	54.4%	-	64.9%	67.0%	-
Asset Quality Ratios						
Past Due Loans / Total Loans	1.36%	1.23%	-	1.36%	1.23%	-
Allowances for Loan Losses / Total Loans	3.02%	3.43%	-	3.02%	3.43%	-
Allowances for Loan Losses / Past Due Loans	222.5%	278.6%	-	222.5%	278.6%	-

2001 Highlights

The Bank

- **Banco de Chile the largest Chilean Financial Institution.** Following the decisions of the Shareholders' meetings and the approval of the authorities, Banco de Chile completed its merger and acquisition of Banco de A. Edwards. Banco de Chile remained as the surviving entity and Banco Edwards as a brand name for part of its individual customers. The merger creates a financially stronger and more efficient entity so as to better compete domestically and within Latin America. This new bank is now Chile's leading financial institution with some 20% of the financial system's market share in terms of loans, deposits and investments, approximately 490,000 debtors, 354,000 current accounts, and a nationwide network of 670 owned ATMs and 262 branches. Thus, Banco de Chile opened its doors on January 2002, as the country's largest bank. The Bank also completed the listing of its ADS in the New York Stock Exchange, in exchange for those issued by Banco Edwards.

- **Other Merger Related Information.** To comply with the merger agreement adopted in the shareholders meeting of Banco de Chile, the latter increased its capital in the amount of Ch$218,086,462,964 by issuing 23,147,126,425 "Banco de Chile F shares", to be distributed among the shareholders of Banco de A. Edwards, at a rate of 3.135826295 "Banco de Chile F shares" for each Banco de A. Edwards share.

  To cover the previous Banco de A. Edwards ADS program, Banco de Chile, launched an American Depositary Share (ADS) program traded on the NYSE (under the symbol BCH). Under the terms of the merger, for each Banco de A. Edwards ADS owned, holders received 0.862352231125 Banco de Chile ADSs. JPMorgan is serving as ADR exchange agent in this transaction. The Banco de Chile ADSs (representing Banco de Chile F shares) will have the same rights as Banco de Chile common stock, except that they will entitle holders to receive dividends in 2002 only with respect to Banco de A. Edwards' 2001 income. Once these dividends are declared and paid, the Banco de Chile F shares will automatically be converted into shares of Banco de Chile common stock.

- **Board of Directors.** At an extraordinary Board of Directors meeting held on January 2, 2002, and considering the increase in the number of directors from nine to eleven, according to the new Bylaws of the Bank, it was unanimously agreed to name Mr. Andrónico Luksic C. and Mr. Jacob Ergas E. as Directors until the next Ordinary Shareholders' Meeting to be held in March. On the same occasion, the Board ratified Mr. Segismundo Schulin-Zeuthen S. as President of the Bank and elected Mr. Andrónico Luksic C. as Vice-President.

  As a consequence and since the mentioned date, the Board is composed of the following members: Segismundo Schuling-Zeuthen S. (President), Andrónico Luksic C. (Vice-President), Jorge Awad M., Jacob Ergas E., Guillermo Luksic C., Rodrigo Manubens M., Gonzalo Menéndez D., Máximo Pacheco M., Francisco Pérez M., Máximo Silva B. and Manuel Sobral F.

- **Loan Portfolio.** Previously to the merger and as of December 2001, the Bank's loan portfolio, net of interbank loans, amounted to Ch$3,835,079 million, an increase of 0.3% compared to December 2000. As of December 31, 2001 the Bank ranked second in terms of loans among the banking system with a market share of 12.1%.

- **2001 Net Income.** The Bank's net income for 2001 reached Ch$86,968 million, resulting in a return on average shareholder's equity (ROAE) of 23.8%, way ahead of the system's ROAE of 15.9%.

- **Strong Increase in Subsidiaries Net Income.** Total net income from subsidiaries, amounted to Ch$8,246 million in 2001, a 35.7% increase compared to the Ch$6,076 million registered in 2000. As a whole, subsidiaries' contribution represented 9.5% of the Bank's total net income as of December 31, 2001, compared to the 7.2% at the end of 2000.

Financial System.

- **Loan Growth Showed a Slight Recovery.** During 2001, the financial system's total loan portfolio reached US$46,130 million, representing a 4.6% increase over the last twelve-month period, showing a slight recovery in comparison to the 4.3% growth observed during 2000. The 2001 loan growth was mainly fueled by commercial loans, foreign trade loans and mortgage loans.

- **Net Income Recorded a Significant Increase.** The financial system's net income recorded a significant 39.9% increase, to Ch$568,015 million (US$866 million) as of December 31, 2001 from Ch$405,902 million (US$619 million) as of December 31, 2000, mainly due to higher interest revenue and fee income, a decrease in provisions for loan losses, and higher capital gains on the trading portfolio after successive reductions of the local interest rates. Regarding higher net interest revenue, the annual increase was mostly attributable to the expansion of average interest earning assets. As a result, both, the annualized return on average shareholder's equity and the annualized return on average assets increased to 15.9% and 1.2% in 2001 from 12.6% and 1.0% in 2000, respectively.

- **Stabilized Credit Quality.** The ratio of past due loans to total loans as of December 31, 2001 reached 1.6%, a slight decrease from the 1.7% of December 31, 2000, while the ratio of allowances to total loans declined to 2.7% in 2001, from 2.9% in 2000. At the same time, the coverage ratio increased to 166% as of December 31, 2001 from 161% as of December 31, 2000.

2001 Fourth-Quarter and Year- End Consolidated Results

NET INCOME

The Bank's net income for 2001 amounted to Ch$86,968 million (US$132.7 million), a 2.9% increase from the Ch$84,498 million (U$128.8 million) in 2000. This annual increase responded mainly to an increase in net interest revenue and in fee income, as well as to a tax benefit, effects that were partially offset by higher provisions for loan losses and operating expenses. In terms of origin by companies, the mentioned increase in results was mainly fueled by the Bank[1] and Banchile stockbrokerage subsidiary, which more than offset the decrease in the New York branch net income. Concerning the fourth quarter decrease in net income, compared to the fourth quarter of 2000, it was mainly explained by higher provisions for loan losses (reflecting a charge of Ch$11,393 million in 4Q01 versus a reverse of Ch$387 million in 4Q00). It is important to point out that the 2001 expenses figures were influenced by significant non-recurring charges relative to the merger.

As a result, net income for 2001 implied a 1.24% annualized return on average assets (ROAA) and a 23.8% annualized return on average shareholders' equity (ROAE), compared to 1.35% and 23.6%, respectively, for 2000. It is worth mentioning that as of December 31, 2001, both indicators compared favorably to the respective financial system's figures.

Net Income (in millions of Chilean pesos, except for percentages)						
	2000	**2001**	**% Change**	**4Q00**	**4Q01**	**% Change**
Bank[1]	66,038	69,647	5.5%	15,749	13,822	(12.2)%
Stock Brokerage	3,199	4,443	38.9%	898	1,211	34.9%
Mutual Fund	2,663	3,075	15.5%	749	875	16.8%
Insurance Brokerage	157	259	65.0%	25	(364)	-
Financial Advisory	7	3	(57.1)%	(14)	3	-
Factoring	50	466	832.0%	(21)	71	-
New York Branch	9,699	6,953	(28.3)%	3,020	1	(100.0)%
Miami Agency	2,686	2,123	(21.0)%	1,304	113	(91.3)%
Minority interest	(1)	(1)	0.0%	(1)	0	-
Total Net Income	**84,498**	**86,968**	**2.9%**	**21,709**	**15,732**	**(27.5)%**

Total net income from subsidiaries and foreign operational positions (branch and agency) decreased 6.2% year-on-year, totaling Ch$17,322 million as of December 31, 2001, mainly as a consequence of lower results coming from foreign branches.

In particular, lower results recorded by the New York branch during 2001 were mainly a consequence of, on the one hand, the establishment of reserves and charge-offs during the fourth quarter of 2001, related to a Latin American investment security and, on the other hand, to the accounting of a non-recurring earning obtained from a sale of a fixed asset during 2000. Regarding the decrease of the Miami agency results, it was mainly explained by lower net interest revenues and higher personnel expenses. Lower net interest revenues was as a consequence of a change in the mix of its interest earning assets towards lower yield and lower risk U.S. short term investments, while the increase in personnel expenses was related to the Bank's decision to

[1] Excludes subsidiaries and foreign operational positions (branch and agency).

concentrate all foreign operational processes in the Miami agency in order to improve future efficiency (as a result, the New York branch is reducing its personnel expenses).

In terms of subsidiaries' net income, during 2001, they recorded an overall improvement, mainly due to the better performance showed by the stock brokerage and, to a lesser extent, by the mutual fund, the factoring and the insurance brokerage. The stock brokerage subsidiary's net income grew by 38.9% during 2001 in response to higher fees obtained from clients who invested in abroad stock markets and higher trading fees due to the increased volatility of the exchange rate during the year. In terms of stock transactions, the stock brokerage subsidiary continues to be the leading stock brokerage company in Chile, with a market share of 14.3%.

The increase in net income of the Mutual Fund subsidiary was closely related to an increase in operating revenues supported by a 33% growth of funds under management between both years, which more than offset the increase in operating expenses. It is worth mentioning that Banchile Mutual Fund company ranks first in terms of clients and assets under management, with a market share of 21.1% as of December 31, 2001 (in terms of average funds under management).

The increase in the Factoring Company's net income during 2001 mainly reflects the Factoring start-up stage, which implied reduced operating revenues and the establishment of provisions for loan losses during 2000 (the Superintendency of Banks' guidelines determine that this kind of company must establish minimum provisions equivalent to 2% of its total loans).

The improved performance of the Insurance Brokerage subsidiary has been a consequence of higher fee income mainly influenced by the implementation of different sales campaigns launched during the year, principally promoting automobile, life and home insurance.

NET INTEREST REVENUE

Net Interest Revenue (in millions of Chilean pesos, except for percentages)						
	2000	**2001**	**% Change**	**4Q00**	**4Q01**	**% Change**
Interest revenue	565,595	515,553	(8.8)%	161,756	116,353	(28.1)%
Interest expense	(355,321)	(300,695)	(15.4)%	(106,664)	(75,383)	(29.3)%
Net Interest Revenue	**210,274**	**214,858**	**2.2%**	**55,092**	**40,970**	**(25.6)%**

Avg. interest earning assets	4,984,437	5,654,880	13.5%	5,339,858	5,633,592	5.5%
Net Interest Margin	**4.2%**	**3.8%**	**-**	**4.1%**	**2.9%**	**-**

Net interest revenue totaled Ch$214,858 million (US$327.5 million) during 2001, a 2.2% increase compared to the Ch$210,274 million (US$320.4 million) registered in 2000. This annual increase was principally due to a 13.5% expansion in average interest earning assets partially offset by the 42 basis points decrease in the net interest margin.

Despite the slight increase experienced by loans spreads, the Bank's net interest margin decreased from 4.2% as of December 31, 2000 to 3.8% as of December 31, 2001, mainly as a consequence of two factors:

- The decrease in nominal interest rates, attributable to both a decline in real interest rates and in the inflation rate, which implied that the Bank earned lower nominal rates on the portion of interest earning assets financed by non-interest bearing liabilities.

- A change in the composition of interest earning assets mix towards lower margin and lower risk assets, which resulted in an increase of 19% in financial investments during 2001.

Net interest revenue declined by 25.6% during the fourth quarter of 2001 compared to the fourth quarter of 2000 mainly due to the 5.8% appreciation of the Chilean peso against the US dollar during the fourth quarter of 2001 (exchange rate decreased from Ch$696.23 as of September 30, 2001 to Ch$656.20 as of December 31, 2001), which negatively impacted the net interest margin as the Bank kept a net asset position in assets/liabilities denominated in local currency, readjusted in accordance with changes in the US exchange rate[2]. The decrease in the net interest margin was also boosted by a lower inflation rate for the fourth quarter of 2001 (-0.18% in 4Q01 versus 1.06% in 4Q00).

LOAN PORTFOLIO

Loan Portfolio by Type of Credit

Loan Portfolio (in millions of Chilean pesos, except for percentages)					
	Dec.00	**Sep.01**	**Dec.01**	**% Change**	
				12-months	**4Q01/3Q01**
Commercial Loans	1,640,149	1,685,421	1,618,951	(1.3)%	(3.9)%
Mortgage Loans	772,403	798,268	807,943	4.6%	1.2%
Consumer Loans	195,249	205,402	208,233	6.6%	1.4%
Foreign trade Loans	379,400	454,887	377,125	(0.6)%	(17.1)%
Contingent Loans	258,974	275,172	287,993	11.2%	4.7%
Others Outstanding Loans	353,469	350,688	320,166	(9.4)%	(8.7)%
Lease Contracts	173,460	176,703	167,157	(3.6)%	(5.4)%
Past-due Loans	52,340	53,898	47,511	(9.2)%	(11.9)%
Total Loans, net	**3,825,444**	**4,000,439**	**3,835,079**	**0.3%**	**(4.1)%**
Interbank Loans	27,934	46,014	23,741	(15.0)%	(48.4)%
Total Loans	**3,853,378**	**4,046,453**	**3,858,820**	**0.1%**	**(4.6)%**

The Bank's loan portfolio, net of interbank, reached Ch$3,835,079 million as of December 31, 2001, implying a 12.1% market share and a second place within the banking system. The Bank's loan portfolio recorded a 4.1% quarterly contraction, however, it expanded by 0.3% during the year.

The annual loan growth was led by contingent loans, consumer loans and mortgage loans, expansion that was almost offset by the contraction experienced by other outstanding loans and commercial loans. The growth in contingent loans was principally explained by higher amount of bid-bonds and stand-by letters of credits. The 6.6% expansion in consumer loans was principally the result of two successful consumer loan campaigns launched during the year with attractive rates, and also to several promotional campaigns encouraging the use of the "Travel" credit card. These commercial efforts made by the Bank, enabled it to raise its market share in consumer loans from 6.8% as of December 31, 2000 to 7.7% as of December 31, 2001. The expansion in mortgage loans was mainly explained by higher residential mortgage loans boosted by the reduction in long-term interest rates. In addition, the contraction in commercial loans, coming principally from the New York branch, was a consequence of both, lower global economic activity and the Bank's decision of reducing Latin American exposure.

[2] This position is usually hedged, partially or totally, with a net liability position in US dollar. During the fourth quarter of 2001, this position originated significant accounting earnings reflected in the foreign exchange transaction line.

Regarding the quarterly contraction, it was mostly concentrated in large companies and mainly driven by a decrease in foreign trade loans and commercial loans, and, to a lesser extent, to a decline in other outstanding loans (lines of credits). It is worth mentioning that the drop experienced by foreign loans denominated in foreign currency was mainly boosted by the 5.8% decrease observed in the exchange rate during the quarter.

Past Due Loans by Type of Credit

Past Due Loans (in millions of Chilean pesos, except for percentages)					
	Dec.00	**Sep.01**	**Dec.01**	**% Change**	
				12-months	**4Q01/3Q01**
Commercial loans	44,901	44,870	38,478	(14.3)%	(14.2)%
Consumer loans	2,922	3,059	2,731	(6.5)%	(10.7)%
Residential mortgage loans	4,517	5,969	6,302	39.5%	5.6%
Total Past Due Loans	**52,340**	**53,898**	**47,511**	**(9.2)%**	**(11.9)%**

Ratios

Allowance / Past Due Loans	**222.5%**	**242.9%**	**278.6%**	**-**	**-**
Past Due Loans / Total Loans	**1.36%**	**1.33%**	**1.23%**	**-**	**-**

The past due loan portfolio decreased 9.2% to Ch$47,511 million at December 31, 2001, from Ch$52,340 million as of December 31, 2000. The decline was mainly concentrated during the fourth quarter of 2001, due to a reduction in past due loans coming from commercial loans, which were either paid or charged off, associated mainly to two debtors.

FUNDING

Funding (in millions of Chilean pesos, except for percentages)					
	Dec.00	**Sep.01**	**Dec.01**	**% Change**	
				12-months	**4Q01/3Q01**
Non-interest Bearing Liabilities					
Current Accounts	622,095	627,920	655,791	5.4%	4.4%
Bankers drafts and other deposits	407,826	417,553	406,630	(0.3)%	(2.6)%
Other Liabilities	348,665	428,273	389,623	11.7%	(9.0)%
Total	**1,378,586**	**1,473,746**	**1,452,044**	**5.3%**	**(1.5)%**
Interest Bearing Liabilities					
Savings & Time Deposits	2,530,749	2,799,259	2,643,272	4.4%	(5.6)%
Central Bank Borrowings	2,874	2,724	35,123	1,122.1%	1,189.4%
Repurchase agreements	138,314	166,188	158,373	14.5%	(4.7)%
Mortgage Finance Bonds	811,485	851,691	861,287	6.1%	1.1%
Subordinated Bonds	105,873	136,300	178,535	68.6%	31.0%
Other Bonds	392	0	0	(100.0)%	-
Borrowings from Domestic Financ. Inst.	16,968	44,803	24,959	47.1%	(44.3)%
Foreign Borrowings	374,640	321,105	290,551	(22.4)%	(9.5)%
Other Obligations	50,584	48,327	45,036	(11.0)%	(6.8)%
Total	**4,031,879**	**4,370,397**	**4,237,136**	**5.1%**	**(3.0)%**
Total Liabilities	**5,410,465**	**5,844,143**	**5,689,180**	**5.2%**	**(2.7)%**

During year 2001, total liabilities expanded by 5.2% as a consequence of an increase in non-interest bearing liabilities and interest bearing liabilities. The 5.3% annual rise in non-interest bearing liabilities was mainly driven by higher other liabilities and current accounts. In turn, the line of other liabilities grew as a consequence of an increase in contingents liabilities in order to finance the 11.2% annual growth in contingent loans, while higher current accounts was a result of the Bank's commercial efforts made during the year to promote this profitable product.

On the other hand, the year on year increase in interest bearing liabilities was primarily associated to an increase in time deposits, subordinated bonds (due to the issuance of two series of bonds for an aggregate amount of UF 2,500,000 during the fourth quarter of 2001) and mortgage bonds which financed the 4.6% increase in mortgage loans.

INVESTMENT PORTFOLIO

As of December 31, 2001, the Bank's investment portfolio reached Ch$1,649,714 million, an increase of 3.2% compared to the Ch$1,598,177 million of September 30, 2001, or an increase of 19.0% relative to the Ch$1,386,205 million of December 31, 2000. The annual growth in financial investments was mainly explained by an increase in short term investments aimed at complying with higher technical reserve requirements. Technical reserve requirements were higher during 2001 due to an increase in demand deposit balances and a reduction in the exempt limit as a result of a change in the Chilean Superintendency of Banks' rules governing the calculation of reserve requirements.

As of December 31, 2001, the investment portfolio represented 27.1% of total assets and was composed principally of instruments issued by the Chilean Central Bank (63.3%), securities from international issuers (22.4%) and, mortgage finance bonds issued by the Bank (8.4%).

PROVISIONS FOR LOAN LOSSES

Allowances and Provision for Loans Losses (in millions of Chilean pesos, except for porcentages)						
	2000	**2001**	**% Change**	**4Q00**	**4Q01**	**% Change**
Reserves at the beginning of each period	**109,132**	**116,437**	**6.7%**	**127,104**	**130,939**	**3.0%**
Price-level restatement	(4,584)	(2,906)	(36.6)%	(2,079)	(1,502)	(27.8)%
Charge-offs	(27,594)	(27,046)	(2.0)%	(8,201)	(8,458)	3.1%
Reserves established, net	39,483	45,887	16.2%	(387)	11,393	-
Reserves at the end of each period	**116,437**	**132,372**	**13.7%**	**116,437**	**132,372**	**13.7%**
Provisions for Loans Losses	**(39,483)**	**(45,887)**	**16.2%**	**387**	**(11,393)**	**-**

Ratios

Reserves for loan losses / Total loans	3.02%	3.43%	-	3.02%	3.43%	-
Risk Index	2.01%	2.40%	-	2.01%	2.40%	-
Provisions for loan losses / Avg. Loans	1.07%	1.15%	-	(0.04)%	1.16%	-
Charge-offs / Avg. Loans	0.75%	0.68%	-	0.84%	0.84%	-
Recoveries / Avg. Loans	0.25%	0.25%	-	0.24%	0.24%	-

Provisions for loan losses increased 16.2% during 2001, amounting to Ch$45,887 million on December 31, 2001, in comparison to the Ch$39,483 million recorded on December 31, 2000, in line with the Bank's conservative credit risk policies, in a context of weak macroeconomic conditions which affects the companies' financial situation. As provisions increased during the year and charge-offs decreased slightly, the risk index increased to 2.40% at December 31, 2001 from 2.01% as of December 31, 2000. It is worth mentioning that the annual increase in provisions for loan losses was partially offset by the reduction of Ch$4,250 million in voluntary provisions, required by the Central Bank of Chile as a condition for the merger with Banco de A. Edwards.

INCOME FROM SERVICES, NET

Fees and income from net services, increased 5.9% from Ch$48,624 million for 2000 to Ch$51,475 million for 2001, mainly driven by higher fees from checking accounts, ATMs, credit cards as well as higher fees from the mutual fund and stock brokerage subsidiaries. Higher checking accounts and ATMs' fees were mainly a consequence of the Bank's policy of charging higher fees for these associated services and also due to a significant increase in the client base (of approximately 18,600 additional current account clients during 2001). The increase in credit card fees was influenced by the "Travel" card promotional campaigns during the year. Regarding higher fees coming from the mentioned subsidiaries, they were in part a result of an increase in the average funds under management in the case of the mutual fund, and a consequence of the increased volatility of the exchange rate in the case of the stock brokerage subsidiary. Additionally, a change in the sales force compensation system, encouraged variable income depending on the sale of the related products, thus increasing the subsidiaries' fees.

It is worth noting that during 2001 the Bank began to apply the new regulation dictated by the Superintendency of Banks which implied the recognition of fee income on an accrued basis (instead of cash basis), which resulted in a reduction of the fee income recognized in accounting books. This regulation has led to a deferral of approximately Ch$2,114 million in fee income in 2001. Excluding this extraordinary effect, income from services grew 10.2% in the last twelve-months ended December 31, 2001.

OTHER OPERATING INCOME, NET

Other operating income (in millions of Chilean pesos, except for percentages)						
	2000	**2001**	**% Change**	**4Q00**	**4Q01**	**% Change**
Gain on sales of financial instruments, net	7,042	4,569	(35.1)%	232	(2,459)	-
Foreign exchange transactions, net	4,227	1,642	(61.2)%	2,707	18,279	575.2%
Total other operating income	**11,269**	**6,211**	**(44.9)%**	**2,939**	**15,820**	**438.3%**

The Bank's Total Other Operating Income, net, decreased from Ch$11,269 million during 2000 to Ch$6,211 million during 2001 due to a decline in both lines, gains on sales of financial instruments and in foreign exchange transactions.

Lower gains on sales of financial instruments, in comparison to the previous year, were mainly a consequence of the establishment of provisions and charge-offs during the fourth quarter of 2001, related mainly to a Mexican security held at the New York branch. However, during the analyzed year higher mark to market earnings on Chilean corporate bonds and sovereign bonds (Chilean and Mexican) were obtained which partially offset the aforementioned decrease in gains on sales of financial instruments.

The annual decrease in foreign exchange transactions was mostly explained by the Bank's decision to maintain a net liability position in US dollars, in a context of an important depreciation of the Chilean peso against the US dollar (the peso devalued 14.6% between December 31, 2000 and December 31, 2001). It is worth mentioning that in the same period, the Bank maintained a net asset position in dollar-adjustable Chilean pesos, which earnings accounted in the net interest revenue line, partially offset the before mentioned decrease. Conversely, during the fourth quarter of 2001, the Bank registered significant earnings in foreign exchange transactions, due to the positive impact of the appreciation of the Chilean peso against the US dollar during this quarter on the Bank' net liability position in US dollars.

OTHER INCOME AND EXPENSES

The Bank's Other Income and Expenses amounted to Ch$12,990 million in 2001, compared to Ch$10,767 million in 2000. The increase in this figure was primarily explained by higher non-operating income and, to a lesser extent, by higher recoveries of loans previously charged-off during 2001. Higher non- operating income, net, came principally from higher earnings obtained from sale of assets received in lieu of payment and, to a lesser extent, to lower charge-off on these assets.

Regarding the higher amount of Other Income and Expenses registered in the fourth quarter of 2001 compared to the same quarter of 2000, it was mainly attributable to an accounting reclassification from "other income and expenses" to "income taxes" of an income tax release during the fourth quarter of 2000.

OPERATING EXPENSES

Operating expenses (in millions of Chilean pesos, except for percentages)						
	2000	**2001**	**% Change**	**4Q00**	**4Q01**	**% Change**
Personnel salaries and expenses	(82,141)	(81,265)	(1.1)%	(27,498)	(26,618)	(3.2)%
Administrative and other expenses	(54,801)	(58,904)	7.5%	(15,392)	(17,557)	14.1%
Depreciation and amortization	(9,038)	(8,078)	(10.6)%	(3,026)	(2,169)	(28.3)%
Total operating expenses	**(145,980)**	**(148,247)**	**1.6%**	**(45,916)**	**(46,344)**	**0.9%**

Efficiency Ratio*	**54.0%**	**54.4%**	**-**	**64.9%**	**67.0%**	**-**
Efficiency Ratio**	50.7%	51.4%	-	60.7%	63.8%	-

*Operating expenses/Operating revenues
**Excluding amortization and depreciation

The Bank's operating expenses grew by 1.6% to Ch$148,247 million (US$225.9 million) in 2001 from Ch$145,980 million (US$222.5 million) in 2000, mainly due to an increase in administrative and other expenses related to the merger process. Excluding the merger related expenses, total operating expenses would have decreased by 3.3% during 2001.

Personnel salaries and expenses decreased by 1.1% during 2001 compared to 2000, mainly as a consequence of lower severance payments, partially offset by higher bonuses expenses related to the collective bargaining agreement. It is worth mentioning that during year 2000 the Bank incurred in higher severance compensations associated to the re-engineering project implemented during that year in order to optimize its operating processes and its future efficiency.

The 7.5% expansion in administrative and other expenses was mainly explained by higher external advisories' expenses (accounting, legal, outplacement etc.) and, to a lesser extent, to higher advertising expenses, both related mainly to the merger process.

Regarding the decrease in depreciation and amortization expenses during 2001, compared to 2000, it was mainly attributable to higher amortization expenses incurred during the fourth quarter of 2000 associated to the payments made in order to promote the usage of the debit card.

As efficiency is concerned, the efficiency ratio showed a slight increase to 54.4% as of December 31, 2001, from 54.0% as of December 31, 2000, as the 1.6% growth in operating expenses during the year was only partially offset by a 0.9% increase in operating revenues during the same period. Excluding the merger costs, the efficiency ratio would have been 51.8% as of December 31, 2001.

LOSS FROM PRICE- LEVEL RESTATEMENT

Loss from price-level restatement decreased 38.7%, moving from Ch$9,422 million (US$14.4 million) in 2000 to Ch$5,777 million (US$8.8 million) in 2001. This decrease was principally attributable to the decline in the inflation rate used for adjustment purposes from 4.7% during 2000 to 3.1% in 2001, resulting in a lower restatement of the Bank's equity.

INCOME TAXES

Income taxes amounted to a positive Ch$1,346 million during the full year 2001, compared to a charge of Ch$1,550 million in 2000. Regarding the positive income tax recorded in 2001 period, it was mainly influenced by the following factors: (i) a change in the accounting principle related to the recording of deferred income taxes, which implied a tax credit originated from the application of this guideline for periods prior to 1999, (ii) release of income taxes related to the first category income taxes of 2000, and (iii) earnings related to the recognition of deferred taxes arising as a consequence of the increase in the first category tax rates beginning in 2002 on-ward. Concerning the net charge of year 2000, it responded mainly to a one-time payment of Ch$3,360 million resulting from an adverse resolution on a long controversy with the Chilean Internal Revenue Service. It is worth mentioning that the Bank's effective tax rate is significantly lower than the 15% statutory corporate income tax rate as the Bank is permitted for tax purposes only to deduct from the net income every payments made by SAOS to the Central Bank. These payments made by a shareholder of the Bank- as it is SAOS- is related to the indebtedness with the Central Bank related to the sale of loans during the crisis of the early 1980s.

SHAREHOLDER'S EQUITY

As of December 31, 2001, the Bank's shareholder's equity totaled Ch$398,269 million (US$607 million), as compared to Ch$394,333 (US$601 million) as of December 31, 2000. The slight increase corresponded to higher accumulated adjustment from translation differences and higher net income during year 2001, which were partially offset by the negative effect of the fluctuation of financial investments. At the same date, the Bank's Total Capital to Risk-Adjusted Assets ratio (BIS ratio) reached 12.02%, and the Basic Capital to Total Assets ratio, reached 5.93%, both indicators in full compliance with the 8% and 3%, respective minimums requirements.

Shareholders' Equity	**Dec.00**	**Sep.01**	**Dec.01**	**% Change**	
(in million of Ch$ pesos)				**12-months**	**4Q01/3Q01**
Capital and Reserves	310,390	310,534	310,474	0.0%	(0.0)%
Accumulated adjustment from translation differences*	3,284	8,944	6,615	101.4%	(26.0)%
Fluctuation of financial investments**	(3,839)	(9,688)	(5,788)	50.8%	(40.3)%
Net Income	84,498	71,877	86,968	2.9%	21.0%
Total Shareholders' equity	**394,333**	**381,667**	**398,269**	**1.0%**	**4.3%**

* represents the amount of the variation of the exchange rate on the investments abroad that exceeds the restatement of these investments according to the change in the consumer price index.
** Corresponds to the adjustment to market value of permanent investments, net of deferred taxes.

Note: All figures expressed in US dollars (except earnings per ADR) were converted using the exchange rate of Ch$656.20 for US$1.00 as of December 31, 2001. Earnings per ADR were calculated considering the nominal net income and the exchange rate existing at the end of each period.

FORWARD-LOOKING INFORMATION

The information contained herein incorporates by reference statements which constitute "forward-looking statements," in that they include statements regarding the intent, belief or current expectations of our directors and officers with respect to our future operating performance. Such statements include any forecasts, projections and descriptions of anticipated cost savings or other synergies. You should be aware that any such forward-looking statements are not guarantees of future performance and may involve risks and uncertainties, and that actual results may differ from those set forth in the forward-looking statements as a result of various factors (including, without limitations, the actions of competitors, future global economic conditions, market conditions, foreign exchange rates, and operating and financial risks related to managing growth and integrating acquired businesses), many of which are beyond our control. The occurrence of any such factors not currently expected by us would significantly alter the results set forth in these statements.

Factors that could cause actual results to differ materially and adversely include, but are not limited to:

- changes in general economic, business or political or other conditions in Chile or changes in general economic or business conditions in Latin America;
- changes in capital markets in general that may affect policies or attitudes toward lending to Chile or Chilean companies;
- unexpected developments in certain existing litigation;
- increased costs;
- unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms; and

You should not place undue reliance on such statements, which speak only as of the date that they were made. Our independent public accountants have not examined or compiled the forward-looking statements and, accordingly, do not provide any assurance with respect to such statements. These cautionary statements should be considered in connection with any written or oral forward-looking statements that we may issue in the future. We do not undertake any obligation to release publicly any revisions to such forward-looking statements after completion of this offering to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

-- Financial Tables Follow --

BANCO DE CHILE
CONSOLIDATED STATEMENTS OF INCOME (Under Chilean GAAP)

(Expressed in millions of constant Chilean pesos (MCh$) as of December 31, 2001 and millions of US dollars (MUS$))

	Quarters				% Change		Year ended			% Change
	4Q00 MCh$	3Q01 MCh$	4Q01 MCh$	4Q01 MUS$	4Q01-4Q00	4Q01-3Q01	Dec00 MCh$	Dec01 MCh$	Dec01 MUS$	Dec01-Dec00
Interest revenue and expense										
Interest revenue	161,756	136,954	116,353	177.3	(28.1) %	(15.0) %	565,595	515,553	785.7	(8.8) %
Interest expense	(106,664)	(71,197)	(75,383)	(114.9)	(29.3) %	5.9 %	(355,321)	(300,695)	(458.2)	(15.4) %
Net interest revenue	**55,092**	**65,757**	**40,970**	**62.4**	**(25.6) %**	**(37.7) %**	**210,274**	**214,858**	**327.5**	**2.2 %**
Provision for loan losses	**387**	**(8,764)**	**(11,393)**	**(17.4)**	**n/a**	**30.0 %**	**(39,483)**	**(45,887)**	**(69.9)**	**16.2 %**
Income from services, net										
Income from fees and other services	15,761	15,978	14,862	22.6	(5.7) %	(7.0) %	58,692	61,965	94.4	5.6 %
Other services expenses	(3,075)	(2,876)	(2,460)	(3.7)	(20.0) %	(14.5) %	(10,068)	(10,490)	(16.0)	4.2 %
Income from services, net	**12,686**	**13,102**	**12,402**	**18.9**	**(2.2) %**	**(5.3) %**	**48,624**	**51,475**	**78.4**	**5.9 %**
Other operating income, net										
Gains on financial instruments, net	232	4,365	(2,459)	(3.7)	n/a	n/a	7,042	4,569	7.0	(35.1) %
Foreign exchange transactions, net	2,707	(12,104)	18,279	27.9	575.2 %	n/a	4,227	1,642	2.5	(61.2) %
Total other operating income, net	**2,939**	**(7,739)**	**15,820**	**24.2**	**438.3 %**	**n/a**	**11,269**	**6,211**	**9.5**	**(44.9) %**
Other income and expenses										
Recovery of loans previously charged-off	2,167	2,417	2,497	3.8	15.2 %	3.3 %	9,083	9,646	14.7	6.2 %
Non-operating income	1,212	2,740	2,864	4.4	136.3 %	4.5 %	7,704	9,357	14.3	21.5 %
Non-operating expenses	(2,528)	(2,363)	(480)	(0.7)	(81.0) %	(79.7) %	(6,023)	(5,970)	(9.1)	(0.9) %
Participation in earnings of equity investments	(27)	(78)	(50)	(0.1)	85.2 %	(35.9) %	3	(43)	(0.1)	n/a
Total other income and expenses	**824**	**2,716**	**4,831**	**7.4**	**486.3 %**	**77.9 %**	**10,767**	**12,990**	**19.8**	**20.6 %**
Operating expenses										
Personnel salaries and expenses	(27,498)	(21,156)	(26,618)	(40.6)	(3.2) %	25.8 %	(82,141)	(81,265)	(123.8)	(1.1) %
Administrative and other expenses	(15,392)	(15,172)	(17,557)	(26.8)	14.1 %	15.7 %	(54,801)	(58,904)	(89.8)	7.5 %
Depreciation and amortization	(3,026)	(2,057)	(2,169)	(3.3)	(28.3) %	5.4 %	(9,038)	(8,078)	(12.3)	(10.6) %
Total operating expenses	**(45,916)**	**(38,385)**	**(46,344)**	**(70.7)**	**0.9 %**	**20.7 %**	**(145,980)**	**(148,247)**	**(225.9)**	**1.6 %**
Loss from price-level restatement	**(3,216)**	**(1,312)**	**(1,636)**	**(2.5)**	**(49.1) %**	**24.7 %**	**(9,422)**	**(5,777)**	**(8.8)**	**(38.7) %**
Minority interest in consolidated subsidiaries	**(1)**	**0**	**0**	**0.0**	**(100.0) %**	**n/a**	**(1)**	**(1)**	**0.0**	**0.0 %**
Income before income taxes	**22,795**	**25,375**	**14,650**	**22.3**	**(35.7) %**	**(42.3) %**	**86,048**	**85,622**	**130.6**	**(0.5) %**
Income taxes	**(1,086)**	**601**	**1,082**	**1.6**	**n/a**	**80.0 %**	**(1,550)**	**1,346**	**2.1**	**n/a**
Net income	**21,709**	**25,976**	**15,732**	**23.9**	**(27.5) %**	**(39.4) %**	**84,498**	**86,968**	**132.7**	**2.9 %**

BANCO DE CHILE
CONSOLIDATED BALANCE SHEETS (Under Chilean GAAP)

(Expressed in millions of constant Chilean pesos (MCh$) as of December 31, 2001 and millions of US dollars (MUS$))

ASSETS	Dec 99 MCh$	Dec 00 MCh$	Sep 01 MCh$	Dec 01 MCh$	Dec 01 MUS$	% Change Dec 01-Sep 01	% Change Dec 01-Dec 00
Cash and due from banks							
Noninterest bearing	431,276	489,465	472,550	497,764	758.6	5.3 %	1.7 %
Interbank bearing	1,139	6,200	53,039	30,185	46.0	(43.1) %	386.9 %
Total cash and due from banks	432,415	495,665	525,589	527,949	804.6	0.4 %	6.5 %
Financial investments							
Government securities	548,139	659,082	862,707	937,528	1,428.7	8.7 %	42.2 %
Investments purchased under agreements to resell	2,328	10,023	21,118	29,623	45.1	40.3 %	195.6 %
Investment collateral under agreements to repurchase	164,205	132,499	164,489	140,324	213.8	(14.7) %	5.9 %
Other investments	421,341	584,601	549,863	542,239	826.3	(1.4) %	(7.2) %
Total financial investments	1,136,013	1,386,205	1,598,177	1,649,714	2,513.9	3.2 %	19.0 %
Loans, Net							
Commercial loans	1,534,183	1,640,149	1,685,421	1,618,951	2,467.2	(3.9) %	(1.3) %
Consumer loans	185,304	195,249	205,402	208,233	317.3	1.4 %	6.6 %
Mortgage loans	735,889	772,403	798,268	807,943	1,231.2	1.2 %	4.6 %
Foreign trade loans	384,538	379,400	454,887	377,125	574.7	(17.1) %	(0.6) %
Interbank loans	18,419	27,934	46,014	23,741	36.2	(48.4) %	(15.0) %
Lease contracts	191,906	173,460	176,703	167,157	254.7	(5.4) %	(3.6) %
Other outstanding loans	274,381	353,469	350,688	320,166	487.9	(8.7) %	(9.4) %
Past due loans	40,408	52,340	53,898	47,511	72.4	(11.9) %	(9.2) %
Contingent loans	269,722	258,974	275,172	287,993	438.9	4.7 %	11.2 %
Total loans	3,634,750	3,853,378	4,046,453	3,858,820	5,880.5	(4.6) %	0.1 %
Reserve for loan losses	(109,132)	(116,437)	(130,939)	(132,372)	(201.7)	1.1 %	13.7 %
Total loans, net	3,525,618	3,736,941	3,915,514	3,726,448	5,678.8	(4.8) %	(0.3) %
Other assets							
Assets received in lieu of payment	1,598	3,454	6,887	8,463	12.9	22.9 %	145.0 %
Bank premises and equipment	87,945	84,214	83,599	85,106	129.7	1.8 %	1.1 %
Investments in other companies	2,463	2,442	3,504	3,417	5.2	(2.5) %	39.9 %
Other	95,708	95,880	92,543	86,355	131.6	(6.7) %	(9.9) %
Total other assets	187,714	185,990	186,533	183,341	279.4	(1.7) %	(1.4) %
Total assets	5,281,760	5,804,801	6,225,813	6,087,452	9,276.7	(2.2) %	4.9 %

BANCO DE CHILE
CONSOLIDATED BALANCE SHEETS (Under Chilean GAAP)
(Expressed in millions of constant Chilean pesos (MCh$) as of December 31, 2001 and millions of US dollars (MUS$))

LIABILITIES & SHAREHOLDERS' EQUITY	Dec 99 MCh$	Dec 00 MCh$	Sep 01 MCh$	Dec 01 MCh$	Dec 01 MUS$	% Change Dec 01-Sep 01	% Change Dec 01-Dec 00
Deposits							
Current accounts	554,163	622,095	627,920	655,791	999.4	4.4 %	5.4 %
Bankers' drafts and other deposits	329,627	407,826	417,553	406,630	619.7	(2.6) %	(0.3) %
Saving accounts and time deposits	2,139,365	2,530,749	2,799,259	2,643,272	4,028.1	(5.6) %	4.4 %
Total deposits	**3,023,155**	**3,560,670**	**3,844,732**	**3,705,693**	**5,647.2**	**(3.6) %**	**4.1 %**
Borrowings							
Central Bank borrowings	3,483	2,874	2,724	35,123	53.5	1189.4 %	1122.1 %
Securities sold under agreements to repurchase	165,035	138,314	166,188	158,373	241.3	(4.7) %	14.5 %
Mortgage finance bonds	770,325	811,485	851,691	861,287	1,312.5	1.1 %	6.1 %
Subordinated bonds	80,771	105,873	136,300	178,535	272.1	31.0 %	68.6 %
Other bonds	1,118	392	0	0	0.0	n/a	(100.0) %
Borrowings from domestic financial institutions	12,635	16,968	44,803	24,959	38.0	(44.3) %	47.1 %
Foreign borrowings	449,579	374,640	321,105	290,551	442.8	(9.5) %	(22.4) %
Other obligations	42,738	50,584	48,327	45,036	68.6	(6.8) %	(11.0) %
Total borrowings	**1,525,684**	**1,501,130**	**1,571,138**	**1,593,864**	**2,428.8**	**1.4 %**	**6.2 %**
Other liabilities							
Contingent liabilities	270,161	258,716	274,836	287,748	438.5	4.7 %	11.2 %
Other	67,282	89,949	153,437	101,875	155.3	(33.6) %	13.3 %
Total other liabilities	**337,443**	**348,665**	**428,273**	**389,623**	**593.8**	**(9.0) %**	**11.7 %**
Minority interest in consolidated subsidiaries	**3**	**3**	**3**	**3**	**0.0**	0.0 %	0.0 %
Shareholders' equity							
Capital and reserves	326,290	309,835	309,790	311,301	474.4	0.5 %	0.5 %
Net income for the year	69,185	84,498	71,877	86,968	132.5	21.0 %	2.9 %
Total shareholders' equity	**395,475**	**394,333**	**381,667**	**398,269**	**606.9**	**4.3 %**	**1.0 %**
Total liabilities & shareholders' equity	**5,281,760**	**5,804,801**	**6,225,813**	**6,087,452**	**9,276.7**	**(2.2) %**	**4.9 %**

BANCO DE CHILE
SELECTED CONSOLIDATED FINANCIAL INFORMATION

	Quarters			Year ended	
	4Q00	3Q01	4Q01	Dec00	Dec01
Earnings per Share					
Net income per Share (Ch$) [(1)]	0.47	0.59	0.35	1.88	1.94
Net income per ADS (Ch$) [(1)]	281.2	343.8	210.1	1,094.4	1,161.3
Net income per ADS (US$) [(2)]	0.49	0.55	0.32	1.91	1.77
Book value per Share (Ch$) [(1)]	8.8	7.9	8.9	8.8	8.9
Shares outstanding (Millions)	44,932.7	44,932.7	44,932.7	44,932.7	44,932.7
Profitability Ratios [(3)(4)]					
Net interest margin	4.1%	3.2%	2.9%	4.2%	3.8%
Fees / Avg. Interest Earnings Assets	1.0%	0.6%	0.9%	0.98%	0.91%
Other Operating Revenues / Avg. Interest Earnings Assets	0.2%	-0.4%	1.1%	0.2%	0.1%
Operating Revenues / Avg. Interest Earnings Assets	5.3%	3.5%	4.9%	5.4%	4.8%
Return on average total assets	1.28%	1.08%	0.92%	1.35%	1.24%
Return on average shareholders' equity	24.6%	21.8%	17.9%	23.6%	23.8%
Capital Ratios					
Shareholders equity / total assets	6.8%	6.1%	6.5%	6.8%	6.5%
Basic capital / risk-adjusted assets	6.1%	5.8%	5.9%	6.1%	5.9%
Total capital / risk- adjusted assets	11.3%	11.3%	12.0%	11.3%	12.0%
Credit Quality Ratios					
Past due loans / total loans	1.36%	1.33%	1.23%	1.36%	1.23%
Reserves for loan losses / past due loans	222.5%	242.9%	278.6%	222.5%	278.6%
Reserves for loans losses / total loans	3.02%	3.24%	3.43%	3.02%	3.43%
Provision for loan losses/Avg.Loans	-0.04%	0.63%	1.16%	1.07%	1.15%
Risk index	2.01%	2.17%	2.40%	2.01%	2.40%
Operating and Productivity Ratios					
Operating expenses / operating revenue	64.9%	54.0%	67.0%	54.0%	54.4%
Operating expenses / average total assets [(3)]	2.7%	1.6%	2.7%	2.3%	2.1%
Loans per employee (million Ch$) [(1)]	797	876	851	797	851
Average Balance Sheet Data [(1)(3)]					
Avg. Interest earnings assets (million Ch$)	5,339,858	6,145,886	5,633,592	4,984,437	5,654,880
Avg. Assets (million Ch$)	6,884,117	7,261,253	6,847,081	6,263,036	7,033,771
Avg. Shareholders equity (million Ch$)	352,300	357,233	351,117	358,254	366,105
Avg. Loans	3,858,844	4,272,536	3,935,818	3,695,295	3,986,050
Avg. Interest bearing liabilities (million Ch$)	4,223,445	4,817,160	4,415,822	3,942,932	4,457,525
Other Data					
Inflation Rate	1.1%	1.3%	(0.2%)	4.5%	2.6%
Exchange rate (Ch$)	572.68	696.23	656.20	572.68	656.20
Employees	4,834	4,619	4,535	4,834	4,535

Notes

(1) These figures were expressed in constant Chilean pesos as of December 31,2001.
(2) These figures were calculated considering the nominal net income, the shares outstanding and the exchange rates existing at the end of each period.
(3) The ratios were calculated as an average of daily balances.
(4) Annualized data.

Banco de Chile and Subsidiaries

Consolidated Financial Statements as of December 31, 2001 and 2000

Banco de Chile and Subsidiaries

Contents

Ch$	=	Chilean pesos
MCh$	=	Millions of Chilean pesos
US$	=	U.S. dollars
ThUS$	=	Thousands of U.S. dollars
U.F.	=	Unidad de Fomento

BANCO DE CHILE AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31
(Expressed in millions of Chilean pesos)

ASSETS	2001 MCh$	2000 MCh$
CASH AND DUE FROM BANKS	527,949.0	495,664.7
LOANS:		
Commercial loans	1,618,950.8	1,640,149.1
Foreign trade loans	377,125.4	379,400.5
Consumer loans	208,233.0	195,248.8
Mortgage loans	807,942.7	772,402.6
Leasing contracts	167,156.6	173,459.7
Contingent loans	287,993.1	258,973.7
Other outstanding loans	320,166.2	353,469.3
Past due loans	47,510.9	52,340.5
Total loans	3,835,078.7	3,825,444.2
Allowance for loan losses	(98,841.7)	(80,696.0)
Total loans, net	3,736,237.0	3,744,748.2
OTHER LOANS:		
Interbank loans	23,740.8	27,933.8
Investments purchased under agreements to resell	29,623.2	10,023.2
Total other loans	53,364.0	37,957.0
INVESTMENTS:		
Government securities	937,528.3	659,082.0
Other financial investments	542,238.9	584,600.4
Investments collaterall under agreements to repurchase	140,323.4	132,499.2
Assets held for leasing	2,832.8	7,797.0
Assets received in lieu of payment	8,462.8	3,454.1
Other non financial investments	2.0	2.3
Total investments	1,631,388.2	1,387,435.0
OTHER ASSETS	83,520.6	88,080.7
FIXED ASSETS:		
Bank premises and equipment	85,106.2	84,214.0
Investments in other companies	3,416.6	2,442.1
Total fixed assets	88,522.8	86,656.1
Total assets	6,120,981.6	5,840,541.7

BANCO DE CHILE AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31
(Expressed in millions of Chilean pesos)

LIABILITIES AND SHAREHOLDERS´EQUITY	2001 MCh$	2000 MCh$
DEPOSITS AND OTHER LIABILITIES:		
Current accounts	655,790.8	622,095.0
Time deposits	2,763,438.8	2,612,094.7
Other demand and time deposits	286,462.9	326,481.2
Securities sold under agreements to repurchase	158,372.9	138,313.2
Mortgage finance bonds	861,287.3	811,484.5
Contingent liabilities	287,748.2	258,715.7
Total deposits and other liabilities	5,013,100.9	4,769,184.3
BOND ISSUED:		
Bonds	-	392.3
Subordinated bonds	178,535.0	105,873.7
Total bond issued	178,535.0	106,266.0
BORROWINGS FROM FINANCIAL INSTITUTIONS AND CENTRAL BANK:		
Central Bank credit lines for renegotiation of loans	2,396.2	2,873.9
Oher Central Bank borrowings	32,727.2	-
Borrowings from domestic financial institutions	24,959.2	16,967.6
Foreign borrowings	290,550.7	374,639.6
Other liabilities	45,035.7	50,584.2
Total borrowings from financial institutions and Central Bank	395,669.0	445,065.3
OTHER LIABILITIES	101,875.1	89,948.9
Total liabilities	5,689,180.0	5,410,464.5
VOLUNTARY ALLOWANCE FOR LOAN LOSSES	33,529.9	35,741.0
MINORITY INTEREST	3.2	3.0
SHAREHOLDERS´ EQUITY:		
Capital and reserves	310,474.1	310,389.8
Other equity accounts	826.4	(554.7)
Net income for the year	86,968.0	84,498.1
Total shareholders´equity	398,268.5	394,333.2
Total liabilities and shareholders´ equity	6,120,981.6	5,840,541.7

BANCO DE CHILE AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME AS OF DECEMBER 31
(Expressed in millions of Chilean pesos)

	2001 MCh$	2000 MCh$
OPERATING INCOME:		
Interest revenue	515,553.4	565,595.4
Gains from trading activities	16,919.3	13,493.8
Income from fees and other services	57,090.8	50,242.1
Foreign exchange transactions, net	1,641.4	4,227.0
Other operating income	4,874.3	8,449.6
Total operating income	596,079.2	642,007.9
Less:		
Interest expense	(300,695.2)	(355,320.5)
Losses from trading activities	(7,836.0)	(5,859.3)
Expenses from fees and other services	(7,960.1)	(7,112.1)
Other operating expenses	(2,529.7)	(2,955.6)
Gross operating income	277,058.2	270,760.4
Personnel salaries and expenses	(81,265.0)	(82,140.9)
Administrative and other expenses	(58,904.0)	(54,800.2)
Depreciation and amortization	(8,621.8)	(9,750.3)
Net operating income	128,267.4	124,069.0
Allowance for loan losses	(51,537.4)	(34,355.7)
Loan loss recoveries	9,646.2	9,082.5
Operating income	86,376.2	98,795.8
NON OPERATING RESULTS:		
Non operating income	9,356.9	7,703.0
Non operating expenses	(5,425.8)	(5,310.2)
Equity participation in net income (loss) in investments in other companies	(43.4)	3.1
Net loss from price-level restatement	(5,776.8)	(9,421.9)
Income before taxes	84,487.1	91,769.8
Income taxes	1,345.6	(1,550.1)
Income after income taxes	85,832.7	90,219.7
Minority interest	(1.1)	(0.7)
Surplus	85,831.6	90,219.0
Voluntary loan loss allowance	1,136.4	(5,720.9)
Net income for the year	86,968.0	84,498.1